Willis Lease Finance Corporation 2004 Annual Report


05052721

Power to Spare – Worldwide℠

Leasing Commercial Aircraft Engines

Willis Lease Finance Corporation is a provider of aviation services, specializing in leasing spare commercial aircraft engines and other aircraft-related equipment. We provide these services to commercial airlines, aircraft engine manufacturers, and maintenance, repair and overhaul facilities worldwide.



Customers served
Corporate Headquarters

Engine Leasing 101

The following excerpts summarize an updated comprehensive report prepared by SH&E, International Air Transport Consultancy for Willis Lease Finance, June 15, 2004.

Overall, engine demand naturally follows the aircraft market. Spare engines provide support for installed engines in the event of routine engine maintenance or unscheduled removal. The number of spare engines needed to service any fleet is determined by many factors including:

- number of aircraft and engines in each airline fleet,
- fleet commonality or diversity and dispersion,
- time an engine is on-wing between removals,
- average shop visit time,
- confidence level that an airline requires to cover predicted and unscheduled removals while ensuring continuity of operations across route networks.

Generally, the number of spare engines required equates to 13% to 15% of the installed base, providing a 97% confidence level that a given airline will be able to avoid grounded aircraft.

Technology advances and engine reliability may bring the ratio of required spares down to 10% of the installed base. Estimates for the growth in the installed base itself, however, will more than offset these efficiencies. Boeing, Pratt & Whitney and ESG Aviation Services, an independent industry resource, are forecasting that the world-wide fleets of both aircraft and engines will double in the next two decades and as many as 30% to 50% will be leased rather than owned.

While aircraft and engine leasing may appear to be similar, there are several distinct differences in these two segments of the aviation leasing market.

- Leased engines provide operational functionality supplying lift for the existing fleet airplanes. Aircraft leasing is more financial in that it provides additional capacity.
- Because engines can be adapted to suit different applications, re-leasing engines is relatively straightforward. Aircraft, on the other hand, are not easily shifted to different applications and reconfiguration can be very costly.
- With periodic overhauls, the useful life of an engine can be extended indefinitely, while airframes depreciate steadily over 40 years regardless of maintenance or repair schedules.
- The market for leased commercial aircraft is limited to passenger and cargo airlines; engines, however, are also leased to maintenance providers and manufacturers for fulfillment of warranty work.

Worldwide Fleet Dynamics By the Numbers*

Commercial engines in service	35,000
New Stage III technology engines	21,000
Spare engine support	5,000
Spares as a percent of fleet	13%
Leased spare engines	1,000
Percent of spares on lease	20%
Cost of new Boeing 737NG engine	$ 6 Million
Cost of new Boeing 777 engine	$17 Million

*estimates from SH&E 6/15/04



Dear Fellow Shareholders,

The ability to move quickly and change course without delay is one of our competitive strengths, and one that has served us well in the past. Over the last decade, we've seen dramatic changes in our marketplace and many opportunities to capitalize on the expanding need for spare engines and flexible leasing solutions. Last year was no exception, and I have highlighted below several successful initiatives:


NET INCOME
(in millions)
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
00
01
02
03
04


LEASE REVENUE
(in millions)
$65
$60
$55
$50
$45
$40
00
01
02
03
04

- We ordered five new jet engines for delivery over thirteen months at a cost of around $35 million. While we normally don't purchase new engines without leases attached, we were able to move faster than the competition, negotiate very attractive prices, and quickly close the transactions. Four of the engines have already been delivered.
- We renewed and expanded our revolving credit facility to $148.5 million, a $23.5 million increase with a diverse syndicate of global banks. We brought in five new banks and two existing participants increased their commitments, replacing three prior participants.
- We signed a second engine sharing agreement in China for CFM56-3C1 engines to complement an earlier agreement covering CFM56-7B engines. These innovative arrangements help us to strengthen our relationships with Chinese airlines in this very important market. Building upon our success in China, we are working toward securing engine sharing opportunities in North America and Europe, as well.
- Toward the end of 2003, we initiated a fee-based, third-party lease placement service to assist customers in remarketing their engines. During 2004, it generated more than $500,000 in incremental revenues. This program helps us meet our customers' needs when we don't have an engine in our own portfolio available for them and expands our revenues without additional investment in assets.

These initiatives are critically important to the long-term success of our business. Both the engine sharing and lease placement programs are designed to make Willis Lease the first call a customer makes when they need an engine anywhere in the world. Our ability to respond quickly to customers globally, the depth of our knowledge and the breadth of our relationships within the industry are what set us apart from our competitors.

Review of Operations

Over the past few years, our financial results have proven we have a solid and resilient franchise. We have remained profitable in the face of extreme adversity. While results have not returned to pre-9/11 levels, our revenues are growing and our business remains solid.

One of the best things to come out of this difficult market is the confirmation that aircraft engines hold their value during downturns much better than the aircraft itself. The empirical evidence suggests that engine leasing is less cyclical than aircraft leasing.

Average utilization in 2004 improved compared to the prior two years. In 2004, utilization averaged 89% compared to 87% in 2003, and 82% in 2002. Utilization at the end of February 2005 stood at 88%, which includes the four new engines purchased between September 2004 and February 2005 that have not yet been placed on lease. Excluding these four new engines, utilization at the end of February would have been 93%. We continue to work diligently to place our engines into service.

Lease revenues in 2004 grew 2% and total revenue increased 4%. Due to higher depreciation expense, higher overhead and rising interest rates, net income was down 8%. Profits in 2004 totaled $3.9 million, or $.42 per diluted share, compared to $4.2 million, or $.47 per diluted share, in 2003.

Operating expenses increased as depreciation and overhead costs each rose 7%. Depreciation was higher due to changes in estimates of useful lives and residual values involving certain older engine types. The increased overhead costs were mainly due to higher legal, accounting, insurance, engine related maintenance and inspection costs and travel expenses.

Rising interest rates, while partially off-set by hedging activities, also affected profitability, as LIBOR went from 1.12% at the beginning of 2004 to 2.40% at year-end. Over the long run, lease rates should rise and begin to offset some of the higher finance costs. In the meantime, our hedging strategy will also provide some protection against rising interest rates.

Looking Ahead

We operate a global franchise with customers on six continents and banking relationships on three. As we discussed in last year's letter, capital growth is our highest priority. We are continuing to pursue ways to expand our financial resources with our advisors. While we did not complete any major new financing initiatives in 2004, we remain optimistic that the market for new debt or equity offerings will be available to us in the future. We will keep you informed of our progress.

We believe the next decade will be an exciting time for the aviation industry and especially for engine leasing. The severe conditions our customers have endured over the past few years, from terrorist attacks to record fuel costs, have forced them and us to become more efficient and competitive. We expect our engine sharing initiatives and incremental revenue programs to play a significant role for us in the future. The company's ability to remain competitive will be enhanced by our asset management services. I don't think that the next few years will be easy, but I do believe we've weathered the worst and are stronger for the experience.

Your continued trust and confidence in our team is greatly appreciated, and we look forward with enthusiasm to a fast-paced and productive year.

Sincerely,



Charles. F. Willis, IV
President and CEO
March 18, 2005




SHAREHOLDERS' EQUITY
(in millions)
$120
$110
$100
$90
$80
00
01
02
03
04


AVERAGE UTILIZATION
(by book value)
95%
90%
85%
80%
75%
00
01
02
03
04

Engine Leasing 102

The following excerpts summarize an updated comprehensive report prepared by SH&E, International Air Transport Consultancy for Willis Lease Finance, June 15, 2004.



The high cost of new engines, changing airline business strategies, and the increasing need to efficiently allocate assets is driving demand for engine leasing. The ratio of leased spare engines to owned spare engines is approximately 20/80 and is expected to increase significantly in the future to match that of aircraft on operating lease. Average utilization for owned spare engines is rarely more than 50%, and for very large airlines, a utilization of 25% to 35% is more common. With new engine costs escalating, owning spares is increasingly a poor economic equation for airlines.

Leasing of engines, which began in the late 1980's has come into it's own in the past 15 years. In that time, the number of engines on lease has grown from less than 100 to more than 1000. At the same time, engine costs have escalated dramatically, raising barriers to entry to new players. For instance, the cost of new Boeing 737NG engine is $6 million and for a new Boeing 777 engine is $17 million. Consequently, access to capital has become a major factor in engine leasing.

Another major factor in the dynamics of engine leasing is the value of engines compared to aircraft. In the latest market cycle, empirical evidence seems to bear out the commonly held belief that engines values are much more stable than aircraft values in down markets. This stability may be linked to the difference in function, adaptability, useful life and customer base.

The number of leased spare engines is forecasted to increase to between 1,700 and 2,000 by 2022. SH&E estimates a future market value in 2004 dollars for these engines of approximately $11 billion, producing annualized cash flows of $1.4 billion at an average lease factor of 1.05%.



Selected Financial Data

The following table summarizes selected consolidated financial data and operating information of the Company. The selected consolidated financial and operating data should be read in conjunction with the Consolidated Financial Statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Form 10-K included with this report.

Years ended December 31, (dollars in thousands except per share data)	**2004**	2003	2002	2001	2000 (as restated)
Revenue					
Lease revenue	**$ 58,177**	$ 56,977	$ 55,397	$ 60,515	$ 49,012
Gain on sale of leased equipment	**3,085**	2,372	482	5,636	8,129
Net gain on debt prepayment	**—**	—	4,073	—	—
Other income	**677**	520	—	—	489
Total revenue	**$ 61,939**	$ 59,869	$ 59,952	$ 66,151	$ 57,630
Income from continuing operations	**$ 3,857**	$ 4,177	$ 3,596	$ 7,643	$ 5,474
Net income	**$ 3,857**	$ 4,177	$ 3,596	$ 6,944	$ 7,189
Basic earnings from continuing operations per common share	**$ 0.43**	$ 0.47	$ 0.41	$ 0.87	$ 0.73
Diluted earnings from continuing operations per common share	**$ 0.42**	$ 0.47	$ 0.41	$ 0.86	$ 0.72
Balance Sheet Data			(as restated)	(as restated)	
Total assets	**$ 585,458**	$ 560,022	$ 542,995	$ 531,453	$ 454,930
Debt (includes capital lease obligation)	**$ 369,840**	$ 362,395	$ 364,680	$ 359,547	$ 301,346
Shareholders' equity	**$ 116,468**	$ 110,062	$ 104,905	$ 100,956	$ 95,065
Lease Portfolio					
Engines at end of the period continuing operations	**115**	119	120	110	100
Engines at end of the period discontinued operations	**—**	—	—	4	10
Spare parts packages at the end of the period	**3**	4	4	4	4
Aircraft at the end of the period	**5**	7	6	6	6

As noted above, certain items have been restated. Refer to Note 13 of the Notes to the Consolidated Financial Statements for further discussion.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



RECEIVED
APR 2 5 2005

FORM 10-K

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

for the fiscal year ended December 31, 2004

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Commission File Number: 0-28774

WILLIS LEASE FINANCE CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**68-0070656**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
2320 Marinship Way, Suite 300, Sausalito, CA	**94965**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(415) 275-5100**

Securities registered pursuant to Section 12(b) of the Act:
None.

Securities registered pursuant to Section 12(g) of the Act:

Title of Each Class	Name of each exchange on which registered
Common Stock	Nasdaq
Preferred Stock	

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendments to this Form 10-K. ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of voting stock held by non-affiliates of the registrant as of the last business day of the registrant's most recently completed second fiscal quarter was approximately $37.6 million (based on a closing sale price of $8.26 per share as reported on the NASDAQ National Market).

The number of shares of the registrant's Common Stock outstanding as of March 23, 2005 was 9,013,140.

The Company's Proxy Statement for the 2004 Annual Meeting of Stockholders is incorporated by reference into Part III of this 10-K.

WILLIS LEASE FINANCE CORPORATION
2004 FORM 10-K ANNUAL REPORT

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

PART I

ITEM 1. BUSINESS

INTRODUCTION

Willis Lease Finance Corporation and its subsidiaries (the "Company") is a lessor of commercial aircraft engines and other aircraft-related equipment. The Company provides these services to passenger airlines, air cargo carriers and maintenance and repair organizations ("MROs"). Aircraft operators need engines and parts beyond those installed in the aircraft that they operate. These "spare" aircraft engines and parts are required for various reasons including requirements that engines and parts be inspected and repaired at regular intervals based on equipment utilization. Furthermore, unscheduled events such as mechanical failure, Federal Aviation Administration ("FAA") directives or manufacturer recommended actions for maintenance, repair and overhaul of engines and parts can give rise to demand for spare engines.

The Company's engine portfolio consists of noise compliant Stage III commercial jet aircraft engines manufactured by CFM International, General Electric, Pratt & Whitney, Rolls Royce and International Aero Engines. These engines are the most widely used aircraft engines in the world, powering Airbus, Boeing and McDonnell Douglas aircraft. As of December 31, 2004, the Company had a total lease portfolio consisting of 115 engines and related equipment, five aircraft, three spare parts packages and various parts and other engine-related equipment with an aggregate net book value of $511.4 million and 43 lessees in 26 countries.

On November 7, 2000, the Company entered into agreements for a series of strategic transactions, each of which closed on November 30, 2000, with Flightlease AG, (now in liquidation) a corporation organized under the laws of Switzerland ("Flightlease"), SR Technics Group, a corporation organized under the laws of Switzerland ("SRT"), FlightTechnics, LLC, a Delaware limited liability company ("FlightTechnics") and SR Technics Group America, Inc., a Delaware corporation ("SRT Group America"), each of which are affiliated companies. In connection with the strategic transactions, the Company sold 1,300,000 newly issued shares of its common stock to FlightTechnics and granted an option to purchase additional shares. No shares were issued pursuant to the option which expired in 2002. FlightTechnics has the right to demand up to two registrations of its stock with the Securities and Exchange Commission ("SEC") which are exercisable beginning November 30, 2003. The Company amended its Rights Agreement dated September 24, 1999 between the Company and American Stock Transfer & Trust Company to include FlightTechnics and its affiliates under the definition of an "Exempt Person", subject to FlightTechnics and its affiliates owning a certain percentage of the Company's common stock.

FlightTechnics also may purchase more shares of the Company's common stock in the open market or from existing stockholders upon the occurrence of certain conditions, but in no event may FlightTechnics and its affiliates collectively own more than 49.9% of the Company's issued and outstanding common stock before November 30, 2005. Certain stockholders, including Charles F. Willis IV, and FlightTechnics have also agreed to certain voting provisions and to certain restrictions on their abilities to sell their shares of the Company's common stock.

The Company is a Delaware corporation. Its executive offices are located at 2320 Marinship Way, Suite 300, Sausalito, California 94965. The Company transacts business directly and through its subsidiaries unless otherwise indicated.

The Company maintains a website at www.willislease.com where its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports are available without charge, as soon as reasonably practicable following the time they are filed with or furnished to the SEC.

Management considers the continuing operations of the Company to operate in one reportable segment.

AIRCRAFT EQUIPMENT LEASING

As of December 31, 2004 all of the Company's leases to air carriers, manufacturers and MROs are operating leases as opposed to finance leases. Under an operating lease, the Company retains title to the aircraft equipment thereby retaining the benefit and assuming the risk of the residual value of the aircraft equipment. Operating leases allow airlines greater fleet and financial flexibility due to the relatively small initial capital outlay necessary to obtain use of the aircraft equipment. Operating lease rates are generally higher than finance lease rates, in part because of the risks associated with the residual value. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Factors That May Affect Future Results."

All of the Company's lease transactions are "triple-net leases". A triple-net lease requires the lessee to make the full lease payment and pay any other expenses associated with the use of the equipment, such as maintenance, casualty and liability insurance, sales or use taxes and personal property taxes. The leases contain detailed provisions specifying maintenance standards and the required condition of the aircraft equipment upon return at the end of the lease. During the term of the lease, the Company generally requires the lessee to maintain the aircraft equipment in accordance with an approved maintenance program designed to ensure that it meets applicable regulatory requirements in the jurisdictions in which the lessee operates. Under short-term leases and certain medium-term leases, the Company may undertake a portion of the maintenance and regulatory compliance risk.

The Company attempts to mitigate risk where possible. For example, the Company makes an independent analysis of the credit risk associated with the lessee before entering into any significant lease transaction. The Company's credit analysis generally consists of evaluating the prospective lessee's financial standing utilizing financial statements and trade and/or banking references. In certain circumstances, where the Company believes necessary, the Company may require its lessees to provide additional credit support such as a letter of credit or a guarantee from a bank or a third party or a security deposit. The Company also evaluates insurance and expropriation risk and evaluates and monitors the political and legal climate of the country in which a particular lessee is located in order to determine the Company's ability to repossess its equipment should the need arise.

At the commencement of a lease, the Company may collect, in advance, a security deposit (normally equal to at least one month's lease payment), and during the term of the lease, maintenance reserves from the lessee based on the lessee's use of the engine. The security deposit is returned to the lessee after all return conditions have been met. Maintenance reserves are collected in accounts maintained by the Company or its lenders and are used when normal repairs associated with engine use or maintenance are required. Under longer-term leases, to the extent that cumulative maintenance reserves are inadequate to fund normal repairs required prior to return of the engine to the Company, the lessee is obligated to cover the shortfall. Recovery is therefore dependent upon the financial condition of the lessee. Parts leases generally require that the parts be returned in the same condition as they were in at lease inception.

During the lease period, the Company's leases require that maintenance and inspection of the leased equipment be performed at qualified maintenance facilities certified by the FAA or its foreign equivalent. In addition, when equipment comes off-lease, it undergoes inspection to verify compliance with lease return conditions.

Despite these guidelines, the Company cannot assure that it will not experience collection problems or significant losses in the future. However, the Company believes that its attention to its lessees and its emphasis on maintenance and inspection contributes to residual values and generally helps the Company to recover its investment in its leased equipment. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Factors That May Affect Future Results."

Upon termination of a lease, the Company will re-lease or sell the aircraft equipment. The demand for aftermarket aircraft equipment for either sale or re-lease may be affected by a number of variables including general market conditions, regulatory changes (particularly those imposing environmental, maintenance and other requirements on the operation of aircraft engines), changes in demand for air travel, fuel costs, changes in the supply and cost of aircraft equipment and technological developments. In addition, the value of particular used aircraft, spare parts or aircraft engines varies greatly depending upon their condition, the maintenance services performed during the lease term and as applicable the number of hours remaining until the next major maintenance is required. If the Company is unable to re-lease or sell aircraft equipment on favorable terms, its financial results and its ability to service debt may be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Factors That May Affect Future Results."

The Company's management frequently reviews opportunities to acquire suitable aircraft equipment based on market demand, customer requirements and in accordance with the Company's lease portfolio mix criteria and planning strategies for leasing. Before committing to purchase specific equipment, the Company generally takes into consideration such factors as estimates of future values, potential for remarketing, trends in supply and demand for the particular make, model and configuration of the equipment and the anticipated obsolescence of the equipment.

The Company's parts packages consist of rotable parts for use on commercial aircraft or the engines appurtenant to such aircraft. The Company's aircraft lease portfolio consists of five de Havilland DHC-8 commuter aircraft. The Company may make further investments in aircraft for lease in the future.

As of December 31, 2004, the Company had a total lease portfolio of 115 aircraft engines and related equipment, three spare parts packages, five aircraft and various parts and other engine-related equipment with an aggregate original cost of $595.3 million in its lease portfolio. As of December 31, 2003, the Company had a total lease portfolio of 119 aircraft engines and related equipment, four spare parts packages, seven aircraft and various parts and other engine-related equipment with an aggregate original cost of $577.4 million in its lease portfolio.

As of December 31, 2004, minimum future rentals under noncancelable operating leases of these engines, parts and aircraft assets were as follows:

Year	(in thousands)
2005	$ 37,431
2006	22,483
2007	16,527
2008	12,258
2009	9,358
Thereafter	11,008
	$ 109,065

As of December 31, 2004, the Company had 43 lessees of commercial aircraft engines, aircraft, and other aircraft-related equipment in 26 countries.

The following table displays the regional profile of the Company's lease customer base for the years ended December 31, 2004, 2003 and 2002. No single country other than the United States accounted for more than 10% of the Company's lease revenue for any of the years ended December 31, 2004, 2003 and 2002.

	Year Ended December 31, 2004		Year Ended December 31, 2003		Year Ended December 31, 2002	
	Lease Revenue	Percentage	Lease Revenue	Percentage	Lease Revenue	Percentage
	(dollars in thousands)					
United States	$ 8,094	14%	$ 6,373	11%	$ 9,067	16%
Canada	238	—	1,042	2	1,041	2
Mexico	4,225	7	4,349	8	2,717	5
Australia/New Zealand	670	1	853	1	305	1
Europe	25,943	45	25,310	45	24,906	45
South America	8,452	15	7,576	13	6,322	11
Asia	4,889	8	5,540	10	6,312	11
Africa	1,064	2	1,373	2	418	1
Middle East	4,602	8	4,561	8	4,309	8
Total	$ 58,177	100%	$ 56,977	100%	$ 55,397	100%

See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Factors that May Affect Future Results."

FINANCING/SOURCE OF FUNDS

The Company typically acquires the engines it leases with a combination of equity capital and funds borrowed from financial institutions. The Company can typically borrow 83% of an engine purchase price and 50% to 80% of an aircraft or spare parts purchase price on a recourse, non-recourse or partial recourse basis. Under two of the Company's credit facilities, the lender is entitled to receive a portion of the lease payments associated with the financed equipment to apply to debt service. Generally, lenders take a security interest in the equipment. The Company retains ownership of the equipment, subject to such security interest. Spreads over the applicable base interest rate index are impacted by a number of variables including the length of the lease , the percentage of purchase price advanced, and the financial condition of the Company. The Company obtains the balance of the purchase price of the equipment, the "equity" portion, from internally generated funds, cash-on-hand, and the net proceeds of prior common stock offerings and private placements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources."

COMPETITION

The markets for the Company's products and services are very competitive, and the Company faces competition from a number of sources. These include aircraft engine and aircraft parts manufacturers, aircraft and aircraft engine lessors, airline and aircraft service and repair companies and aircraft spare parts distributors. Certain of the Company's competitors have substantially greater resources than the Company. Those resources may include greater name recognition, larger product lines, complementary lines of business, greater financial, marketing, information systems and other resources. In addition, equipment manufacturers, aircraft maintenance providers, FAA certified repair facilities and other aviation aftermarket suppliers may vertically integrate into the markets that the Company serves, thereby significantly increasing industry competition. The Company can give no assurance that competitive pressures will not materially and adversely affect the Company's business, financial condition or results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Factors That May Affect Future Results."

INSURANCE

In addition to requiring full indemnification under the terms of its leases, the Company requires its lessees to carry the types of insurance customary in the air transportation industry, including comprehensive third party liability insurance and physical damage and casualty insurance. The Company requires that it be named as an additional insured on liability insurance with the Company or its lenders normally identified as the loss payee for damage to the equipment on policies carried by lessees. The Company monitors compliance with the insurance provisions of the leases. The Company also carries contingent physical damage and third party liability insurance as well as product liability insurance.

GOVERNMENT REGULATION

The Company's customers are subject to a high degree of regulation in the jurisdictions in which they operate. For example, the FAA regulates the manufacture, repair and operation of all aircraft operated in the United States and equivalent regulatory agencies in other countries, such as the Joint Aviation Authority ("JAA") in Europe, regulate aircraft operated in those countries. Such regulations also indirectly affect the Company's business operations. All aircraft operated in the United States must be maintained under a continuous condition-monitoring program and must periodically undergo thorough inspection and maintenance. The inspection, maintenance and repair procedures for commercial aircraft are prescribed by regulatory authorities and can be performed only by certified repair facilities utilizing certified technicians. The FAA can suspend or revoke the authority of air carriers or their licensed personnel for failure to comply with regulations and ground aircraft if their airworthiness is in question.

While the Company's leasing and reselling business is not regulated, the aircraft, engines and engine parts that the Company leases and sells to its customers must be accompanied by documentation that enables the customer to comply with applicable regulatory requirements. Furthermore, before parts may be installed in an aircraft, they must meet certain standards of condition established by the FAA and/or the equivalent regulatory agencies in other countries. Specific regulations vary from country to country, although regulatory requirements in other countries are generally satisfied by compliance with FAA requirements. Presently, whenever necessary, with respect to a particular engine or engine component, the Company utilizes FAA and/or JAA certified repair stations to repair and certify engines and components to ensure marketability.

Effective January 1, 2000, federal regulations stipulate that all aircraft engines hold, or be capable of holding, a noise certificate issued under Chapter 3 of Volume 1, Part II of Annex 16 of the Chicago Convention, or have been shown to comply with Stage III noise levels set out in Section 36.5 of Appendix C of Part 36 of the FAA Regulations of the United States if the engines are to be used in the continental United States. Additionally, much of Europe has adopted similar regulations. As of December 31, 2004, all of the engines in the Company's lease portfolio are Stage III engines and are generally suitable for use on one or more commonly used aircraft.

The Company believes that the aviation industry will be subject to continued regulatory activity. Additionally, increased oversight has and will continue to originate from the quality assurance departments of airline operators. The Company has been able to meet all such requirements to date, and believes that it will be able meet any additional requirements that may be imposed. The Company cannot assure, however, that new, more stringent government regulations will not be adopted in the future or that any such new regulations, if enacted, would not have a material adverse impact on the Company.

EMPLOYEES

As of December 31, 2004, the Company had 44 full-time employees (excluding consultants), in sales and marketing, technical service and administration. None of the Company's employees is covered by a collective bargaining agreement and the Company believes its employee relations are satisfactory.

ITEM 2. PROPERTIES

The Company's principal offices are located at 2320 Marinship Way, Suite 300, Sausalito, California 94965. The Company occupies space in Sausalito under a lease that covers approximately 9,900 square feet of office space and expires December 31, 2005, but has two one-year renewal options. The Company has given notice that it may exercise its option to extend the lease for at least one further year. The annual lease rental commitment is approximately $352,000 for 2005. Equipment leasing, financing, sales and general administrative activities are conducted from the Sausalito location. The Company also sub-leases from its former parts subsidiary, WASI, now called avioserv, approximately 3,100 square feet of office and warehouse space for the Company's operations at San Diego, California. This lease expires October 31, 2005, and the remaining lease commitment is approximately $64,000 plus expenses. The Company also leases office space in Shanghai, China. The lease expires June 30, 2005 and the remaining lease commitment is approximately $25,000.

ITEM 3. LEGAL PROCEEDINGS

The Company is not a party to any material legal proceedings.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of stockholders during the fourth quarter of the fiscal year 2004.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The following information relates to the Company's Common Stock, which is listed on the NASDAQ National Market under the symbol WLFC. As of March 23, 2005 there were approximately 1,096 stockholders of the Company's Common Stock.

The high and low closing sales price of the Common Stock for each quarter of 2004 and 2003, as reported by NASDAQ, are set forth below:

	2004		2003	
	High	Low	High	Low
First Quarter	$ 8.97	$ 6.43	$ 5.74	$ 4.23
Second Quarter	9.40	8.00	5.64	4.15
Third Quarter	8.99	6.59	5.79	4.75
Fourth Quarter	9.00	7.50	7.62	5.38

During the years ended December 31, 2004 and 2003 the Company did not pay cash dividends to Company stockholders.

The following table outlines the Company's Equity Compensation Plan Information.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	1,764,720	$ 6.61	812,259
Equity compensation plans not approved by security holders	n/a	n/a	n/a
Total	1,764,720	$ 6.61	812,259

ITEM 6. SELECTED FINANCIAL DATA

The following table summarizes selected consolidated financial data and operating information of the Company. The selected consolidated financial and operating data should be read in conjunction with the Consolidated Financial Statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Form 10-K.

	Years Ended December, 31				
	2004	2003	2002	2001	2000 (as restated)
	(dollars in thousands, except per share data)				
Revenue:					
Lease revenue	$ 58,177	$ 56,977	$ 55,397	$ 60,515	$ 49,012
Gain on sale of leased equipment	3,085	2,372	482	5,636	8,129
Net gain on debt prepayment	—	—	4,073	—	—
Other income	677	520	—	—	489
Total revenue	$ 61,939	$ 59,869	$ 59,952	$ 66,151	$ 57,630
Income from continuing operations	$ 3,857	$ 4,177	$ 3,596	$ 7,643	$ 5,474
Net income	$ 3,857	$ 4,177	$ 3,596	$ 6,944	$ 7,189
Basic earnings from continuing operations per common share	$ 0.43	$ 0.47	$ 0.41	$ 0.87	$ 0.73
Diluted earnings from continuing operations per common share	$ 0.42	$ 0.47	$ 0.41	$ 0.86	$ 0.72
			(as restated)	(as restated)	
Balance Sheet Data:					
Total assets	$ 585,458	$ 560,022	$ 542,995	$ 531,453	$ 454,930
Debt (includes capital lease obligation)	$ 369,840	$ 362,395	$ 364,680	$ 359,547	$ 301,346
Shareholders' equity	$ 116,468	$ 110,062	$ 104,905	$ 100,956	$ 95,065
Lease Portfolio:					
Engines at end of the period – continuing operations	115	119	120	110	100
Engines at end of the period – discontinued operations	—	—	—	4	10
Spare parts packages at the end of the period	3	4	4	4	4
Aircraft at the end of the period	5	7	6	6	6

As noted above, certain items have been restated. Refer to Note 13 of the Notes to the Consolidated Financial Statements for further discussion.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

General. As of December 31, 2004, the Company had a total portfolio of 43 lessees in 26 countries. Its total lease portfolio consisted of 115 engines and related equipment, five aircraft and three spare parts packages with an aggregate net book value of $511.4 million. The Company actively manages its portfolio and structures its leases to maximize the residual values of its leased assets. The Company's leasing business focuses on popular Stage III commercial jet aircraft engines manufactured by CFMI, General Electric, Pratt & Whitney, Rolls Royce and International Aero Engines. These engines are the most widely used aircraft engines in the world, powering Airbus, Boeing, and McDonnell Douglas aircraft.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of its consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to residual values, estimated asset lives, bad debts, income taxes, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Leasing Related Activities. Revenue from leasing of aircraft equipment is recognized as operating lease or finance lease revenue over the terms of the applicable lease agreements. Where collection cannot be reasonably assured, for example, upon a lessee bankruptcy, the Company does not recognize revenue until received. The Company also estimates and charges to income a provision for bad debts based on its experience in the business and with each specific customer and the level of past due accounts. The financial condition of the Company's customers may deteriorate and result in actual losses exceeding the estimated allowances. In addition, any deterioration in the financial condition of the Company's customers may adversely affect future lease revenues. As of December 31, 2004 all of the Company's leases are accounted for as operating leases. Under an operating lease, the Company retains title to the leased equipment, thereby retaining the potential benefit and assuming the risk of the residual value of the leased equipment.

The Company generally depreciates engines on a straight-line basis over 15 years to a 55% residual value. Spare parts packages are generally depreciated on a straight-line basis over 15 years to a 25% residual value. Aircraft are generally depreciated on a straight-line basis over 13-20 years to a 15%-17% residual value. For equipment which is unlikely to be repaired at the end of its current expected life, and is likely to be disassembled upon lease termination, the Company depreciates the equipment over its estimated life to a residual value based on an estimate of the wholesale value of the parts after disassembly. Currently, 40 engines having a net book value of $107.6 million are depreciated using this policy. If useful lives or residual values are lower than those estimated by the Company, upon sale of the equipment, a loss may be realized. The Company reviews these estimates regularly and a change in either of these estimates would cause an associated change in depreciation expense.

Sales Related Activities. For equipment sold out of the Company's lease portfolio, the Company recognizes the gain or loss associated with the sale as revenue. Gain consists of sales proceeds less the net book value of the equipment sold and any costs directly associated with the sale. Additionally, to the extent that any deposits or reserves are not included in the sale and the purchaser of the equipment assumes any liabilities associated therewith, such deposits and reserves are included in the gain on sale.

Asset Valuation. Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," (SFAS 144) requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and long-lived assets and certain identifiable intangibles to be disposed of generally be reported at the lower of carrying amount or fair value less cost to sell. Impairment is identified by comparison of undiscounted forecast cash flows, including estimated sales proceeds, over the life of the asset with the assets' book value. If the forecast undiscounted cash flows are less than the book value the asset is written down to its fair value. Fair value is determined by reference to independent appraisals, quoted market prices (e.g. an offer to purchase) and other factors considered by Management.

For further information on these and other accounting policies adopted by the Company, refer to Note 1 of the Notes to Consolidated Financial Statements.

YEAR ENDED DECEMBER 31, 2004 COMPARED TO THE YEAR ENDED DECEMBER 31, 2003

Revenue is summarized as follows:

	Year ended December 31,					
	2004			2003		
		Amount	%		Amount	%
	(dollars in thousands)					
Lease revenue	$	58,177	93.9%	$	56,977	95.2%
Gain on sale of leased equipment		3,085	5.0		2,372	4.0
Other income		677	1.1		520	0.8
Total	$	61,939	100.0%	$	59,869	100.0%

Leasing Related Activities. Lease related revenue for the year ended December 31, 2004, increased 2% to $58.2 million from $57.0 million for the comparable period in 2003. This increase primarily reflects a reduced amount of equipment off-lease together with increased average lease rate factors. The aggregate of net book value of leased equipment at December 31, 2004 and 2003 was $511.4 million and $505.0 million, respectively, an increase of 1%. At December 31, 2004, and 2003, respectively, approximately 86% and 88% of equipment by net book value was on-lease. However, the Company purchased three engines towards the end of 2004 which were off-lease at year end. Excluding those engines utilization would have been approximately 89% at December 31, 2004. The average utilization for the year ended December 31, 2004 was 89% compared to 87% in the prior year. During the year ended December 31, 2004, five engines were added to the Company's lease portfolio at a total cost of $59.4 million (including capitalized costs). During the year ended December 31, 2003, 11 engines and two aircraft were added to the Company's lease portfolio at a cost of $45.5 million (including capitalized costs).

Gain on Sale of Leased Equipment. During the year ended December 31, 2004, 13 engines, two airframes and various engine-related equipment from the lease portfolio were sold for a net gain of $3.1 million.

During the year ended December 31, 2003, ten engines from the lease portfolio were sold for a net gain of $2.4 million.

Other Income. Other income consists primarily of management fee income and additionally in the year ended December 31, 2003, income resulting from a net insurance recovery of $0.2 million.

Depreciation Expense. Depreciation expense increased $1.5 million or 7% to $23.2 million for the year ended December 31, 2004, from the comparable period in 2003 due primarily to changes in the estimates of useful lives and residual values of certain older engine types.

Write-down of Equipment. Write-down of equipment to their estimated fair values from the application of SFAS 144 totaled $0.6 million for the year ended December 31, 2004, compared to $1.3 million for the year ended December 31, 2003, due to management's decision to dispose of, rather than repair, an engine.

General and Administrative Expenses. General and administrative expenses increased 7% to $14.8 million for the year ended December 31, 2004, from the comparable period in 2003 due mainly to increases in legal and accounting costs ($0.4 million), engine-related maintenance and inspection costs ($0.2 million), increased travel expenses ($0.2 million), increased insurance costs ($0.2 million), and increased employment related costs ($0.1 million) offset by reduced bad debt expenses ($0.2 million) and outside consultant expenses ($0.1 million).

Net Interest and Finance Costs. Net interest and finance costs, which are comprised of interest expense and interest income, increased 5% to $18.0 million for the year ended December 31, 2004 from the comparable period in 2003. Interest expense increased 6% to $18.4 million for the year ended December 31, 2004, from the comparable period in 2003, mainly due to an increase in interest rates. Interest income for the year ended December 31, 2004, increased to $0.4 million from $0.2 million for the year ended December 31, 2003, due mainly to increases in interest rates. The majority of the Company's interest rates are tied to one-month US dollar LIBOR which increased from 1.12% at the beginning of 2004 to 2.40% by year end.

Income Taxes. Income taxes for the year ended December 31, 2004, decreased to $1.5 million from $1.7 million for the comparable period in 2003 reflecting decreased pre-tax income and a lower effective tax rate. The overall effective tax rate for the year ended December 31, 2004 was 28.0% compared to 29.1% for the prior year with the decrease in rate mainly due to the impact of the Company's deduction for the Extraterritorial Income Exclusion. Recently enacted legislation has repealed this benefit and it will be phased out over the next three years. The Company's tax rate is subject to change based on changes in the mix of assets leased to domestic and foreign lessees, the proportions of revenue generated within and outside of California and numerous other factors, including changes in tax law.

YEAR ENDED DECEMBER 31, 2003 COMPARED TO THE YEAR ENDED DECEMBER 31, 2002.

Revenue is summarized as follows:

	Year ended December 31,			
	2003		2002	
	Amount	%	Amount	%
	(dollars in thousands)			
Lease revenue	$ 56,977	95.2%	$ 55,397	92.4%
Gain on sale of leased equipment	2,372	4.0	482	0.8
Net gain on debt prepayment	—	—	4,073	6.8
Other income	520	0.8	—	—
Total	$ 59,869	100.0%	$ 59,952	100.0%

Leasing Related Activities. Lease related revenue for the year ended December 31, 2003, increased 3% to $57.0 million from $55.4 million for the comparable period in 2002. This increase primarily reflects a reduced amount of equipment off-lease offset by reduced average lease rate factors. The aggregate of net book value of leased equipment and net investment in direct finance lease on December 31, 2003 and 2002 was $505.0 million and $502.2 million, respectively, an increase of 1%. However, approximately $16.0 million was purchased in December 2003 and had no effect on lease revenue. At December 31, 2003 and 2002 respectively, 88% and 86% of equipment by book value were on-lease, however, the average utilization for the year ended December 31, 2003 was 87% compared to 82% in the prior year. During the year ended December 31, 2003, 11 engines and two aircraft were added to the Company's lease portfolio at a total cost of $45.5 million (including capitalized costs). During the year ended December 31, 2002, 10 engines were added to the Company's lease portfolio at a total cost of $47.7 million (including capitalized costs).

Gain on the Sale of Leased Equipment. During the year ended December 31, 2003, 10 engines from the lease portfolio were sold for a gain of $2.4 million.

During the year ended December 31, 2002, four engines from the lease portfolio were sold for a gain of $0.5 million.

Other Income. Other income in 2003 consists primarily of management fee income and income resulting from a net insurance recovery of $0.2 million.

Net Gain on Debt Repayment. This item for the year ended December 31, 2002, relates to the prepayment of a $35.0 million revolving credit facility at a discount to its carrying value.

Depreciation Expense. Depreciation expense increased $2.2 million or 12% to $21.7 million for the year ended December 31, 2003, from the comparable period in 2002. Approximately $1.6 million of the increase was due primarily to changes in the estimates of useful lives and residual values of certain older engine types.

Write-Down of Equipment. Write-down of equipment to their estimated fair values from the application of SFAS 144 totaled $1.3 million for the year ended December 31, 2003, compared to $3.1 million for the year ended December 31, 2002, due to reductions in demand and market prices on certain engine types, and management's decision to dispose of, rather than repair a number of engines.

General and Administrative Expenses. General and administrative expenses decreased 4% to $13.9 million for the year ended December 31, 2003, from the comparable period in 2002 due mainly to decreases in legal costs ($1.5 million) and engine-related maintenance and inspection costs ($0.4 million) offset by increased staffing costs ($1.2 million).

Net Interest and Finance Costs. Net interest and finance costs, which is comprised of interest expense and interest income decreased 8% to $17.2 million for the year ended December 31, 2003, from the comparable period in 2002. Interest expense decreased 9% to $17.4 million for the year ended December 31, 2003, from the comparable period in 2002, due to a decrease in interest rates. The majority of the Company's interest rates are tied to one-month US dollar LIBOR which decreased from 1.38% at the beginning of 2003 to 1.12% by year end. Interest income for the year ended December 31, 2003 decreased to $0.2 million from $0.4 million for the year ended December 31, 2002 due mainly to reduction in interest rates.

Income Taxes. Income taxes for the year ended December 31, 2003, increased to $1.7 million from $0.7 million for the comparable period in 2002 reflecting increased pre-tax income and a higher effective tax rate. The overall effective tax rate for the year ended December 31, 2003 was 29% compared to 17% for the prior year. The effective tax rate in 2002 was 28%, before adjustments for state income tax apportionment changes and deferred tax assets valuation allowances. The 2002 effective tax rate also reflects a reduction in the estimated proportion of revenue to be generated within California when the California state tax timing differences reverse, offset by a valuation allowance on deferred tax assets relating to state net operating losses of $0.1 million where management believes realizing the benefit of the loss carry forward is not assured. The Company's tax rate is subject to change based on changes in the mix of assets leased to domestic and foreign lessees, the proportions of revenue generated within and outside of California and numerous other factors, including changes in tax law.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, FASB issued SFAS No. 153 "Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29". The guidance in APB Opinion No. 29, "Accounting for Nonmonetary Transactions", was based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The Company did not undertake any transaction in 2004 that would be affected by this Statement.

In December 2004, FASB issued SFAS 123 (R) which is a revision to FASB Statement No. 123, "Accounting for Stock-Based Compensation." This Statement also supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees", and its related implementation guidance. The revised Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met; those conditions are much the same as the related conditions in Statement 123. This Statement applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. The cumulative effect of initially applying this Statement, if any, is recognized as of the required effective date. The Company has an employee stock option/issuance plan (described in Note 10 of the accompanying Financial Statements) which will be affected by the implementation of this Statement. Currently, under the existing statement the Company does not recognize compensation cost in respect of its plans and opts to make pro-forma disclosure of the impact which is described in Note 1(q) to its Financial Statements.

In December 2003, FASB issued a revision of Interpretation No. 46, "Consolidation of Variable Interest Entities", FIN46(R). Application of this Interpretation is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by public entities (other than small business issuers) for all other types of entities is required in financial statements for periods ending after March 15, 2004. The Interpretation was issued to clarify the consolidation requirements of ARB Opinion No. 51 "Consolidated Financial Statements", especially with respect to variable interest entities. As of and for the year ended December 31, 2004, the Company did not have any interest in any variable interest entities that were required to be accounted for under this Interpretation.

LIQUIDITY AND CAPITAL RESOURCES

Historically, the Company has financed its growth through borrowings secured by its equipment lease portfolio. Cash of approximately $58.6 million, $68.4 million and $66.4 million, in the years ended December 31, 2004, 2003 and 2002, respectively, was derived from this activity. In these same time periods $51.4 million, $84.0 million and $61.2 million, respectively, was used to pay down related debt. Cash flow from operating activities generated $42.7 million, $41.9 million and $31.6 million in the years ended December 31, 2004, 2003 and 2002, respectively.

The Company's primary use of funds is for the purchase of equipment for lease. Purchases of equipment (including capitalized costs) totaled $59.4 million, $45.2 million and $47.7 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Cash flows from operations are driven significantly by payments made under the Company's lease agreements, which comprise lease revenue and maintenance reserves, and interest expense. While the Company has experienced firmer lease rates, these have been offset by increases in interest rates such that the spread between lease rates and interest rates has remained relatively constant throughout 2004. The lease revenue stream, in the short-term, is at fixed rates while a substantial amount of the Company's debt is at variable rates. If interest rates increase it is unlikely the Company could increase lease rates in the short term and this would cause a reduction in the Company's earnings. Revenue and maintenance reserves are also affected by the amount of equipment off lease. Approximately 86%, by book value, of the Company's assets were on-lease at December 31, 2004, compared to approximately 88% at December 31, 2003, and the average utilization rate for the year ended December 31, 2004, was 89% compared to 87% in the prior year. If there is any increase in off-lease rates or deterioration in lease rates that are not offset by reductions in interest rates, there will be a negative impact on earnings and cash flows from operations.

At December 31, 2004, notes payable consists of bank loans totaling $369.8 million payable over periods of under 1 year to 7 years with interest rates varying between approximately 4.2% and 8.6% (excluding the effect of the Company's interest rate hedges).

The significant facilities are described below.

At December 31, 2004, the Company had a $148.5 million revolving credit facility to finance the acquisition of aircraft engines for lease as well as for general working capital purposes. As of December 31, 2004, $31.5 million was available under this facility. The facility matures in May 2007. The interest rate on this facility at December 31, 2004 was 1-month LIBOR plus 2.25%. Under the revolver facility, all subsidiaries except WLFC-AC1 and Willis Engine Funding LLC ("WEF") jointly and severally guarantee payment and performance of the terms of the loan agreement. The maximum guarantee is $148.5 million plus any accrued and unpaid interest, fees or reimbursements but is limited at any given time to the sum of the principal outstanding plus accrued interest and fees. The guaranty would be triggered by a default under the agreement.

At December 31, 2004, the Company had a fully drawn $216.0 million debt warehouse facility. A wholly-owned special purpose entity, WEF, was created in 2002 for the purpose of financing jet aircraft engines. The facility's revolving period ended March 9, 2005, and commenced a 4-year amortization period during which 90% of the net rents from the collateral are used to pay down principal, followed by a final balloon payment. The facility's structure is designed to facilitate the issuance of public or private securitized notes. There is no assurance that a securitization can be completed or completed on terms that are favorable or acceptable to the Company. Refer to Factors that May Affect Future Results for further discussion of the risks the Company faces. The facility notes are divided into $194.4 million Class A notes and $21.6 million Class B notes. The Company provides a guaranty to the Class B Noteholders. If WEF defaults on its obligations, the full amount of the Class B notes outstanding (together with any accrued interest and fees) is due and payable immediately. The governing documents of the warehouse facility and the WEF operating agreement require that the assets of WEF and any associated Owner Trust are not available to satisfy the obligations of the Company or any of its affiliates. WEF is consolidated for financial statement presentation purposes. At December 31, 2004, interest on the Class A notes is a commercial paper rate plus a weighted average spread of 2.26% and interest on the Class B Notes is 1-month LIBOR plus a weighted average spread of 5.32%.

At December 31, 2004, the Company had warehouse and revolving credit facilities totaling $364.5 million compared to $344.0 million at December 31, 2003. At December 31, 2004 and 2003, respectively, $31.5 million and $30.0 million was available under these combined facilities.

At December 31, 2004, the Company had an $18.0 million term loan facility available to a wholly-owned consolidated subsidiary of the Company, WLFC-AC1 Inc., for the financing of jet aircraft engines sold by the Company to such subsidiary. The facility is a five-year term loan with final maturity of June 29, 2005. The interest rate is 1-month LIBOR plus 2.05%. This facility is fully drawn. The Company has guaranteed the obligations of WLFC-AC1 under the terms of this facility.

At December 31, 2004, 1-month LIBOR was approximately 2.4% and the commercial paper rate was approximately 2.21%. At December 31, 2003, the rates were approximately 1.12% and 1.05%, respectively.

Approximately $37.8 million of the Company's debt is repayable during 2005. Such repayments consist of scheduled installments due under term loans. The table below summarizes the Company's contractual commitments at December 31, 2004.

		Payment due by period			
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
Long-Term Debt Obligations	$ 369,840	$ 37,839	$ 147,286	$ 179,553	$ 5,162
Operating Lease Obligations	441	441	—	—	—
Purchase Obligations	18,174	18,174	—	—	—
Total	$ 388,455	$ 56,454	$ 147,286	$ 179,553	$ 5,162

Approximately $351.0 million of the above debt is subject to the Company continuing to comply with the covenants of each financing, including debt/equity ratios, minimum tangible net worth and minimum interest coverage ratios, and other eligibility criteria including customer and geographic concentration restrictions. In addition, the Company can typically borrow 83% of an engine purchase and only between 50% to 80% of an aircraft or spare parts purchase under these facilities, so the Company must have other available funds for the balance of the purchase price of any new equipment to be purchased or it will not be permitted to draw on these facilities. The facilities are also cross-defaulted. If the Company does not comply with the covenants or eligibility requirements, the Company may not be permitted to borrow additional funds and accelerated payments may become necessary. Additionally, debt is secured by engines on lease to customers and to the extent that engines are returned from lease early or are sold, repayment of that portion of the debt could be accelerated. The Company was in compliance with all covenants at December 31, 2004.

The company has commitments to purchase, during 2005, engines and other engine-related equipment totaling $18.2 million.

The Company's lease of its office premises in Sausalito expires on December 31, 2005, but it has given notice that it may exercise its option to extend the lease for at least one further year. The sublease of Company premises in San Diego expires in October 2005. The lease of office space in Shanghai, China expires in June 2005. The Company also holds a 7% interest, accounted for under the Cost method, in a joint venture in China, Sichuan Snecma Aero-Engine Maintenance Co. Ltd. The Company has invested $1.5 million to date.

The Company believes its equity base, internally generated funds and existing debt facilities are sufficient to maintain the Company's level of operations through 2005. A decline in the level of internally generated funds such as could result if off-lease rates increase or a decrease in availability under the Company's existing debt facilities would impair the Company's ability to sustain its level of operations. The Company is discussing additions to its capital base with its commercial and investment banks. If the Company is not able to access additional capital, its ability to continue to grow its asset base consistent with historical trends will be impaired and its future growth limited to that which can be funded from internally generated capital.

Management of Interest Rate Exposure

At December 31, 2004, $357.4 million (97%) of the Company's borrowings were on a variable rate basis at various interest rates tied to LIBOR or commercial paper rates. The Company's equipment leases are generally structured at fixed rental rates for specified terms. Increases in interest rates could narrow or result in a negative spread, between the rental revenue the Company realizes under its leases and the interest rate that the Company pays under its borrowings. To mitigate exposure to interest rate changes, the Company has entered into interest rate swap agreements which have notional outstanding amounts of $100.0 million, with remaining terms of between 27 and 37 months and fixed rates of between 2.52% and 3.45%. During 2002, the Company purchased a number of forward-commencing caps with notional amounts totaling $60.0 million, terms of 3 years, effective dates which commenced in 2003 and rates capped at 5.5%. The fair value of the swaps at December 31, 2004 and 2003 was positive $1.4 million, representing an asset of the Company and negative $0.7 million, representing a liability of the Company. The fair value of the caps at December 31, 2004 was zero compared to positive $7,000 at December 31, 2003, representing an asset of the Company.

Interest expense for the year ended December 31, 2004, was increased due to the Company's interest rate hedges by approximately $1.6 million compared to $2.3 million in the comparable period in 2003. For the year ended December 31, 2002, interest expense was increased due to the Company's interest rate hedges by approximately $2.8 million. The Company will be exposed to risk in the event of non-performance of the interest rate hedge counter-parties. The Company anticipates that it may hedge additional amounts of its floating rate debt during the next year.

Related Party and Similar Transactions

The Company occasionally sells engines to and purchases materials from avioserv, the successor to a former subsidiary of the Company and a current subsidiary of T Group America. T Group America is owned by T Group (f/k/a SR Technics Group), an entity that is related to FlightTechnics LLC, which holds 14% of the Company's common stock. The Company also leases office space from avioserv with the lease term expiring October 31, 2005. During the year ended December 31, 2004, the Company sold one engine to avioserv. W. William Coon, Jr., a director of the Company, is a director of Flight Technics, LLC and T Group America. He is also Chairman of the Board of Directors of avioserv.

Effective September 13, 2002, the Company entered into a consulting agreement with Hans Jorg Hunziker, a former executive of Flightlease AG, a wholly owned subsidiary of SAir Group. Mr. Hunziker is a former Director of the Company having resigned from the Board on July 1, 2003. The agreement was for a one-year term ending September 13, 2003, and thereafter extended until January 2004 when it was terminated. Mr. Hunziker was to provide strategic advice and investigation into additional sources of capital in Europe.

Gavarnie Holding, LLC, a Delaware Limited Liability Company ("Gavarnie") owned by Charles F. Willis, IV, purchased the stock of Aloha IslandAir, Inc., a Delaware Corporation, ("IslandAir") from Aloha AirGroup, Inc. ("Aloha") on May 11, 2004. Charles F. Willis, IV is the President, CEO and Chairman of the Board of Directors of the Company and owns approximately 34% of the Company's stock as of December 31, 2004. IslandAir leases five DeHaviland DHC-8-100 aircraft from the Company, under non-cancelable leases which generate lease revenue of approximately $2.5 million per year and have a net book value of $16.0 million, for remaining periods of between two and four years. Island Air's obligations under four of these leases are guaranteed by Aloha. However, Aloha has recently filed for reorganization under Chapter 11 of the Bankruptcy Code and the Company expects Aloha's obligations under the guarantees to be discharged in this proceeding. Gavarnie is required to indemnify Aloha if a claim is made against Aloha in respect of its guaranties of Island Air's leases from the Company.

The Company entered into a Consignment Agreement dated April 30, 2004 with Avsets.com, Inc. to sell parts from a disassembled engine. J.T. Power LLC ("J.T. Power") has agreed to market these parts on behalf of Avsets.com, Inc. and also shares office space with Avsets.com, Inc. J.T. Power is an entity whose majority shareholder, Austin Willis, is the son of the President and Chief Executive Officer of the Company, and directly and indirectly, a shareholder of the Company. The book value of the parts consigned to Avsets.com is approximately $19,000.

Factors That May Affect Future Results

Except for historical information contained herein, the discussion in this report contains forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. Forward-looking statements give the Company's expectations about the future and are not guarantees. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them to reflect changes that occur after that date. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include those discussed below. The cautionary statements made in this report should be read as being applicable to all related forward-looking statements wherever they appear in this report or in other written or oral statements by the Company.

The business in which the Company is engaged is capital intensive. Accordingly, the Company's ability to successfully execute its business strategy and to sustain its operations is dependent, in large part, on the availability of debt and equity capital. There can be no assurance that the necessary amount of capital will continue to be available to the Company on favorable terms or at all. The Company's inability to obtain sufficient capital, or to renew its credit facilities could result in increased funding costs and would limit the Company's ability to: (i) add new equipment to its portfolio, (ii) fund its working capital needs, and (iii) finance possible future acquisitions. The Company's inability to obtain sufficient capital would have a material adverse effect on the Company's business, financial condition and/or results of operations.

The Company retains title to the equipment that it leases to third parties. Upon termination of a lease, the Company will seek to re-lease or sell the equipment. The Company also engages in the selective purchase and resale of commercial aircraft engines. On occasion, the Company purchases engines without having a firm commitment for their lease or sale. Numerous factors, many of which are beyond the Company's control, may have an impact on the Company's ability to re-lease or sell equipment on a timely basis, including the following: (i) general market conditions, (ii) the condition of the equipment upon termination of the lease, (iii) the maintenance services performed during the lease term and, as applicable, the number of hours remaining until the next major maintenance is required, (iv) regulatory changes (particularly those imposing environmental, maintenance and other requirements on the operation of aircraft engines), (v) changes in the supply of, or demand for, or cost of aircraft engines, and (vi) technological developments. There is no assurance that the Company will be able to re-lease or sell equipment on a timely basis or on favorable terms. The failure to re-lease aircraft equipment on a timely basis or on favorable terms or sell aircraft equipment on favorable terms could have a material adverse effect on the Company's business, financial condition and/or results of operations.

The Company experiences fluctuations in its operating results. Such fluctuations may be due to a number of factors, including: (i) general economic conditions, (ii) the timing of sales of engines, (iii) financial difficulties experienced by airlines, (iv) interest rates, (v) downturns in the air transportation industry, (vi) changes in fuel prices (vii) unanticipated early lease termination or a default by a lessee, (viii) the timing of engine acquisitions, (ix) engine marketing activities, (x) fluctuations in market prices for the Company's assets, (xi) downward pressure on lease rates, and (xii) other terrorism and geo-political risks. The Company anticipates that fluctuations from period to period will continue in the future. As a result, the Company believes that comparisons to results of operations for preceding periods are not necessarily meaningful and that results of prior periods should not be relied upon as an indication of future performance.

As of December 31, 2004, approximately 58% by value of the Company's equipment available for lease was either off-lease, on month-to-month leases or on leases expiring in 2005. At December 31, 2003, approximately 55% by value of the Company's equipment was similarly categorized. The ability of the Company to successfully remarket this equipment will have a significant impact on the Company's future results and on its ability to draw under certain of its credit facilities.

A lessee may default in performance of its lease obligations and the Company may be unable to enforce its remedies under a lease. The Company's inability to collect receivables due under a lease or to repossess aircraft equipment in the event of a default by a lessee could have a material adverse effect on the Company's business, financial condition and/or results of operations. Various airlines have experienced financial difficulties in the past, certain airlines have filed for bankruptcy and a number of such airlines have ceased operations. In the United States where a debtor seeks protection under Chapter 11 of Title 11 of the United States Code (the Bankruptcy Code), creditors are automatically stayed from enforcing their rights. In the case of United States certificated airlines, Section 1110 of the Bankruptcy Code provides certain relief to lessors of aircraft equipment. The scope of Section 1110 has been the subject of significant litigation and there is no assurance that the provisions of Section 1110 will protect the Company's investment in an aircraft, aircraft engines or parts in the event of a lessee's bankruptcy. In addition, Section 1110 does not apply to lessees located outside of the United States and applicable foreign laws may not provide comparable protection. Leases of spare parts may involve additional risks. For example, it is likely to be more difficult to recover parts in the event of a lessee default and the residual value of parts may be less ascertainable than an engine.

The Company's leases are generally structured at fixed rental rates for specified terms while the majority of the Company's borrowings (97%) are at floating rates. Increases in interest rates could narrow, or result in a negative spread, between the rental revenue the Company realizes under its leases and the interest rate the Company pays under its borrowings, and have a material adverse effect on the Company's business, financial condition and/or results of operations.

For the twelve months ended December 31, 2004, 86% of the Company's lease revenue (in 2003, the percentage was 89%) was generated by leases to non-US customers. Such international leases may present greater risks to the Company because certain foreign laws, regulations and judicial procedures may not be as protective of lessor rights as those which apply in the United States. All leases require payment in US dollars. If the lessees' currency devalues against the US dollar, the lessees could potentially encounter difficulty in making their lease payments. The Company is also subject to the timing and access to courts and the remedies local laws impose in order to collect its lease payments and recover its assets. In addition, political instability abroad and changes in international policy also present risk of expropriation of the Company's leased engines. Furthermore, many foreign countries have currency and exchange laws regulating the international transfer of currencies.

There is no assurance that the Company will be able to effectively manage its existing or the possible future expansion of its operations, or that the Company's systems, procedures or controls will be adequate to support the Company's operations, in which event the Company's business, financial condition and/or results of operations could be adversely affected. The Company may also acquire businesses that would complement or expand the Company's existing businesses. Any acquisition or expansion made by the Company may result in one or more of the following events: (i) the incurrence of additional debt, (ii) future charges to earnings related to the impairment of goodwill and other intangible assets,

(iii) difficulties in the assimilation of operations, services, products and personnel, (iv) an inability to sustain or improve historical revenue levels, (v) diversion of management's attention from ongoing business operations, and (vi) potential loss of key employees. Any of the foregoing factors could have a material adverse effect on the Company's business, financial condition and/or results of operations.

The markets for the Company's products and services are extremely competitive, and the Company faces competition from a number of sources. These include aircraft engine and aircraft parts manufacturers, aircraft and aircraft engine lessors, aircraft and engine service and repair companies and aircraft spare parts distributors. Certain of the Company's competitors have substantially greater resources than the Company, including greater name recognition, a broader range of engines, complementary lines of business and greater financial, marketing and other resources. In addition, equipment manufacturers, and other aviation aftermarket suppliers may vertically integrate into the markets that the Company serves, thereby significantly increasing industry competition. There can be no assurance that competitive pressures will not materially and adversely affect the Company's business, financial condition and/or results of operations.

The Company's leasing activities generate significant depreciation allowances that provide the Company with substantial tax benefits on an ongoing basis. In addition, the Company's lessees enjoy favorable accounting and tax treatment by entering into operating leases. The Company also benefits from the Extraterritorial Income Exclusion regulations which significantly reduce the Company's effective tax rate. As a result of recent legislation this benefit is being phased out over the next three years and the Company's effective tax rate will increase. Other changes to tax laws or accounting principles that make operating lease financing less attractive or affect the Company's recognition of revenue or expense would have a material impact on the Company's business, financial condition and/or results of operations.

As a public company, Willis Lease is subject to certain regulatory requirements including, but not limited to, compliance with Section 404 of the Sarbanes-Oxley Act of 2002. Such compliance results in significant additional costs to the Company both directly, through increased audit and consulting fees, and indirectly, through the time required by management to address the regulations. However, the SEC has recently delayed the implementation date of Section 404 for non-accelerated filers until 2006. Such costs will likely have an adverse effect on the Company's business, financial condition and/or results of operations.

In September 2004, the Company acquired a Canadair Challenger 601-1A aircraft for general corporate purposes and for charter to third parties. The Company expects that annual ownership costs will be approximately $1.1 million with additional operating costs depending on usage. The Company has also negotiated a management contract which should generate net charter revenues of approximately $0.6 million per annum depending on usage that will reduce overall cost. However there can be no assurance that these revenues will be realized.

The Company obtains a substantial portion of its engines and aircraft from airlines, overhaul facilities and other suppliers. There is no organized market for engines and aircraft. The Company relies on its representatives, advertisements and its reputation in order to generate opportunities to purchase such equipment. The market for bulk sales of engines and aircraft is highly competitive, in some instances involving a bidding process. While the Company has been able to purchase engines and aircraft in this manner successfully in the past, there is no assurance that engines and aircraft will be available on acceptable terms or that the Company will continue to compete effectively in the purchase of such equipment.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's primary market risk exposure is that of interest rate risk. A change in the LIBOR, or the commercial paper rates, would affect the Company's cost of borrowing. Increases in interest rates to the Company, which may cause the Company to raise the implicit rates charged to its customers, could result in a reduction in demand for the Company's leases. Alternatively, the Company may price its leases based on market rates so as to keep the fleet on-lease and suffer a decrease in its operating margin due to interest costs that it may not be able to pass on to its customers. Approximately $357.4 million (97%) of the Company's outstanding debt is variable rate debt. The Company estimates a one percent increase or decrease in the Company's variable rate debt (net of hedges) would result in an increase or decrease, respectively, in interest expense of $2.6 million per annum (in 2003, $2.7 million per annum). The Company estimates a two percent increase or decrease in the Company's variable rate debt (net of hedges) would result in an increase or decrease, respectively, in interest expense of $5.2 million per annum (in 2003, $5.4 million per annum).

The Company hedges a portion of its borrowings, effectively fixing the rate of these borrowings. Based on the implied forward rates for 1-month LIBOR, the Company expects interest expenses will be reduced by approximately $0.2 million for the year ending December 31, 2005 as a result of its hedges. Such hedging activities may limit the Company's ability to participate in the benefits of any decrease in interest rates, but may also protect the Company from increases in interest rates. Furthermore, since lease rates tend to vary with interest rate levels, it is possible that the Company can adjust lease rates for the effect of change in interest rates at the termination of leases. Other financial assets and liabilities are at fixed rates.

The Company is also exposed to currency devaluation risk. During 2004, 86% (in 2003, the percentage was 89%) of the Company's total lease revenues came from non-United States domiciled lessees. All of the leases require payment in US dollars. If these lessees' currency devalues against the US dollar, the lessees could potentially encounter difficulty in making their lease payments.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information required by this item is submitted as a separate section of this report beginning on page 29.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

The Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-14 as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's periodic reports.

There have been no significant changes in the Company's internal controls or in other factors that could affect the controls since the date of the last evaluation of internal controls.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The Company has adopted a Standards of Ethical Conduct Policy ("Code of Ethics") that applies to all employees and directors including the Company's Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Chief Accounting Officer. The Code of Ethics is available on the Company's website at www.willislease.com. The Company will also provide, free of charge, a copy of the Code of Ethics by writing to the following address:

Attention: Director of Human Resources
Willis Lease Finance Corporation
2320 Marinship Way, Ste. 300
Sausalito, CA 94965

The remainder of the information required by this item is incorporated by reference to the Company's Proxy Statement.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to the Company's Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference to the Company's Proxy Statement. The information in Item 5 of this report regarding the Company's Equity Compensation Plans is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item is incorporated by reference to the Company's Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Company was billed the following amounts by its principal accountant:

	2004	2003
Audit fees	$ 360,000	$ 370,440
Audit-related fees	6,125	9,500
Tax fees	—	40,700
All other fees	—	—
	$ 366,125	$ 420,640

Amounts billed under Audit-related fees for 2004 and 2003 consist of accounting advice.
Amounts billed under Tax fees for 2003 primarily consist of fees for tax compliance and tax planning advice.

The remaining information required by this item is incorporated by reference to the Company's Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) Financial Statements
The response to this portion of Item 15 is submitted as a separate section of this report beginning on page 26.

(a) (2) Financial Statement Schedules
Schedule II Valuation Accounts are submitted as a separate section of this report on page 47.

All other financial statement schedules have been omitted as the required information is not pertinent to the Registrant or is not material or because the required information is included in the Financial Statements and Notes thereto.

(a) (3), (b) and (c): Exhibits: The response to this portion of Item 15 is submitted below.

EXHIBITS

Exhibit Number	Description
3.1	Certificate of Incorporation, filed on March 12, 1998 together with Certificate of Amendment of Certificate of Incorporation filed on May 6, 1998. Incorporated by reference to Exhibits 4.01 and 4.02 of the Company's report on Form 8-K filed on June 23, 1998.
3.2	Bylaws, as amended.
3.3	Amendment to Bylaws of Willis Lease Finance Corporation dated November 13, 2001.
4.1	Specimen of Common Stock Certificate. Incorporated by reference to Exhibit 4.1 of the Company's report on Form 10-Q for the quarter ended June 30, 1998.
4.2	Rights Agreement dated September 24, 1999, by and between the Company and American Stock Transfer and Trust Company, as Rights Agent. Incorporated by reference to Exhibit 4.1 of the Company's report on Form 8-K filed on October 4, 1999.
4.3	First Amendment to Rights Agreement, dated as of November 30, 2000, by and between the Company and American Stock Transfer and Trust Company. Incorporated by reference to Exhibit 10.1 of the Company's report on Form 8-K filed December 15, 2000.
10.1	Form of Indemnification Agreement entered into between the Company and its directors and officers. Incorporated by reference to Exhibit 10.3 to Registration Statement No. 333-5126-LA filed on June 21, 1996.
10.2	Employment Agreement between the Company and Charles F. Willis IV dated November 7, 2000. Incorporated by reference to Exhibit 10.2 of the Company's report on Form 10-K for the year ended December 31, 2000.
10.3	Employment Agreement between the Company and Donald A. Nunemaker dated November 21, 2000. Incorporated by reference to Exhibit 10.3 of the Company's report on Form 10-K for the year ended December 31, 2000.
10.4	Employment contract between the Company and Monica J. Burke dated June 21, 2002. Incorporated by reference to Exhibit 10.5 to the Company's report on Form 10-Q for the quarter ended June 30, 2002.
10.5	The Company's 1996 Stock Option/Stock Issuance Plan, as amended and restated as of May 22, 2001. Incorporated by reference to the Company's Proxy Statement dated May 1, 2001.
10.6	Stockholders' Agreement, dated as of November 7, 2000, by and among the Company, Charles F. Willis, IV, CFW Partners, L.P., Austin Chandler Willis 1995 Irrevocable Trust and FlightTechnics LLC. Incorporated by reference to Exhibit 10.8 on Form 8-K filed on November 13, 2000.

10.7* Credit Agreement dated May 1, 2001 among the Company, certain banking institutions, National City Bank and Fortis Bank (Nederland) N.V. Incorporated by reference to Exhibit 10.24 of the Company's report on Form 10-Q for the quarter ended June 30, 2001.

10.8* Credit Agreement dated September 21, 2001 between the Company and ABB Credit Finance AB (publ.). Incorporated by reference to Exhibit 10.25 to the Company's report on Form 10-Q for the quarter ended September 30, 2001.

10.9* Amended and Restated Eighth Amendment to Amended and Restated Series 1997-1 Supplement among WLFC Funding Corporation and the Bank of New York, dated May 3, 2002. Incorporated by reference to Exhibit 10.23 to the Company's report on Form 10-Q for the quarter ended June 30, 2002.

10.10 Eighth Amendment to the Note Purchase Agreement, dated as of May 3, 2002, by and among the Company, WLFC Funding Corporation and Variable Funding Capital Corporation. Incorporated by reference to Exhibit 10.24 to the Company's report on Form 10-Q for the quarter ended June 30, 2002.

10.11* Contribution and Sale Agreement between the Company and Willis Engine Funding LLC dated as of September 12, 2002. Incorporated by reference to Exhibit 10.25 to the Company's report on Form 10-Q for the quarter ended September 30, 2002.

10.12* Series 2002-1 Supplement dated September 12, 2002 to Indenture between Willis Engine Funding LLC and The Bank of New York, Indenture Trustee. Incorporated by reference to Exhibit 10.26 to the Company's report on Form10-Q for the quarter ended September 30, 2002.

10.13 Guaranty between the Company, Barclays Bank PLC and Fortis Bank (Nederland) N.V. dated as of September 12, 2002. Incorporated by reference to Exhibit 10.27 to the Company's report on Form 10-Q for the quarter ended September 30, 2002.

10.14* Administration Agreement among Willis Engine Funding LLC, the Company, Barclay's Bank PLC, and The Bank of New York, dated as of September 12, 2002. Incorporated by reference to Exhibit 10.28 to the Company's report on Form 10-Q for the quarter ended September 30, 2002.

10.15 Class A Note Purchase Agreement among Willis Engine Funding LLC, the Company, Sheffield Receivables Corporation and Barclay's Bank PLC dated as of September 12, 2002. Incorporated by reference to Exhibit 10.29 to the Company's report on Form10-Q for the quarter ended September 30, 2002.

10.16 Class B Note Purchase Agreement among Willis Engine Funding LLC, the Company, Fortis Bank (Nederland) N.V., and Barclay's Bank PLC dated as of September 12, 2002. Incorporated by reference to Exhibit 10.30 to the Company's report on Form 10-Q for the quarter ended September 30, 2002.

10.17 Indenture Agreement between Willis Engine Funding LLC and The Bank of New York dated as of September 12, 2002. Incorporated by reference to Exhibit 10.31 to the Company's report on Form 10-Q for the quarter ended September 30, 2002.

10.18 Custodial Agreement by and among BNY Midwest Trust Company, Willis Engine Funding LLC, the Company, The Bank of New York and Barclay's Bank PLC dated as of September 12, 2002. Incorporated by reference to Exhibit 10.32 to the Company's report on Form 10-Q for the quarter ended September 30, 2002.

10.19 Servicing Agreement between the Company and Willis Engine Funding LLC dated as of September 12, 2002. Incorporated by reference to Exhibit 10.33 to the Company's report on Form 10-Q for the quarter ended September 30, 2002.

10.20 Independent Contractor Agreement between the Company and Hans Joerg Hunziker dated September 13, 2002. Incorporated by reference to Exhibit 10.34 to the Company's report on Form 10-Q for the quarter ended September 30, 2002.

10.21 Amendment No. 1 to Credit Agreement by and between the Company and ABB New Finance AB (publ) dated November 12, 2002. Incorporated by reference to Exhibit 10.35 to the Company's report on Form 10-Q for the quarter ended September 30, 2002.

10.22 Amendment No. 2 to Credit Agreement among the Company, certain banking institutions, National City Bank and Fortis Bank (Nederland) N.V. dated as of November 13, 2002. Incorporated by reference to Exhibit 10.36 to the Company's report on Form 10-Q for the quarter ended September 30, 2002.

10.23* Amended and Restated Contribution and Sale Agreement between the Company and Willis Engine Funding LLC dated as of December 13, 2002. Incorporated by reference to Exhibit 10.27 to the Company's report on Form 10-K for the year ended December 31, 2002.

10.24* Amended and Restated Series 2002-1 Supplement between Willis Engine Funding LLC and The Bank of New York dated as of December 13, 2002. Incorporated by reference to Exhibit 10.28 to the Company's report on Form 10-K for the year ended December 31, 2002.

10.25 Amended and Restated Guaranty between the Company, Barclays Bank PLC and Fortis Bank (Nederland) N.V. dated as of December 13, 2002. Incorporated by reference to Exhibit 10.29 to the Company's report on Form10-K for the year ended December 31, 2002.

10.26* Amended and Restated Administration Agreement among Willis Engine Funding LLC, the Company, Barclays Bank PLC and The Bank of New York dated as of December 13, 2002. Incorporated by reference to Exhibit 10.30 to the Company's report on Form 10-K for the year ended December 31, 2002.

10.27 Amended and Restated Subclass A-1 Note Purchase Agreement among Willis Engine Funding LLC, the Company, Sheffield Receivables Corporation and Barclays Bank PLC dated as of December 13, 2002. Incorporated by reference to Exhibit 10.31 to the Company's report on Form 10-K for the year ended December 31, 2002.

10.28 Subclass A-2 Note Purchase Agreement among Willis Engine Funding LLC, the Company, Sheffield Receivables Corporation and Barclays Bank PLC dated as of December 13, 2002. Incorporated by reference to Exhibit 10.32 to the Company's report on Form 10-K for the year ended December 31, 2002.

10.29 Amended and Restated Subclass B-1 Note Purchase Agreement among Willis Engine Funding LLC, the Company, Fortis Bank (Nederland) N.V. and Barclays Bank PLC dated as of December 13, 2002. Incorporated by reference to Exhibit 10.33 to the Company's report on Form 10-K for the year ended December 31, 2002.

10.30 Subclass B-2 Note Purchase Agreement among Willis Engine Funding LLC, the Company and Barclays Bank PLC dated as of December 13, 2002. Incorporated by reference to Exhibit 10.34 to the Company's report on Form 10-K for the year ended December 31, 2002.

10.31 Amended and Restated Indenture between Willis Engine Funding LLC, and The Bank of New York dated as of December 13, 2002. Incorporated by reference to Exhibit 10.35 to the Company's report on Form 10-K for the year ended December 31, 2002.

10.32 Amended and Restated Servicing Agreement between the Company and Willis Engine Funding LLC dated as of December 13, 2002. Incorporated by reference to Exhibit 10.36 to the Company's report on Form 10-K for the year ended December 31, 2002.

10.33* First Supplemental Indenture between Willis Engine Funding LLC and the Bank of New York dated October 10, 2003. Incorporated by reference to Exhibit 10.33 to the Company's report on Form 10-Q for the quarter ended September 30, 2003.

10.34* First Amendment to Series Supplement between Willis Engine Funding LLC and the Bank of New York dated October 10, 2003. Incorporated by reference to Exhibit 10.34 to the Company's report on Form 10-Q for the quarter ended September 30, 2003.

10.35 Amendment No. 1 to Note Purchase Agreements between Willis Lease Finance Corporation, Willis Engine Funding LLC, Sheffield Receivables Corporation, Fortis Bank (Nederland) N.V., and Barclays Bank plc dated October 10, 2003. Incorporated by reference to Exhibit 10.35 to the Company's report on Form 10-Q for the quarter ended September 30, 2003.

10.36 The Company's 1996 Stock Option/Stock Issuance Plan, as amended and restated as of March 31, 2003. Incorporated by reference to Exhibit 99.1 of the Company's Form S-8 filed on September 26, 2003.

10.37	Employment letter between the Company and Thomas C. Nord dated June 11, 2003. Incorporated by reference to Exhibit 10.38 to the Company's report on Form 10-K for the year ended December 31, 2003.
10.38*	Amended and Restated Credit Agreement, dated as of June 29, 2004 among Willis Lease Finance Corporation, and Certain Banking Institutions Named Herein with National City Bank and Fortis Bank (Nederland) N.V. Incorporated by reference to Exhibit 10.39 of the Company's Form 10-Q for the quarter ended June 30, 2004.
10.39	The Company's Employee Stock Purchase Plan As Amended and Restated Effective August 1, 2004. Incorporated by reference to Exhibit 99.1 of the Company's Form S-8 filed on August 11, 2004.
10.40	First Amendment to Amended and Restated Credit Agreement dated as of September 23, 2004 among the Company, National City Bank, Fortis Bank (Nederland) N.V. and CDC Finance – CDC IXIS. Incorporated by reference to Exhibit 10.41 of the Company's Form 10-Q for the quarter ended September 30, 2004.
10.41	Letter Agreement dated September 30, 2004 between the Company, Willis Engine Funding LLC, The Bank of New York, Sheffield Receivables Corporation, Barclays Bank PLC and Fortis Bank (Nederland) N.V. to extend the Company's warehouse facility. Incorporated by reference to Exhibit 10.42 of the Company' Form 10-Q for the quarter ended September 30, 2004.
10.42	Loan and Aircraft Security Agreement dated October 29, 2004 between Fleet Capital Corporation and Willis Lease Finance Corporation.
10.43	Second Amendment to Amended and Restated Credit Agreement dated as of December 9, 2004 among Willis Lease Finance Corporation, National City Bank, Certain Named Banking Institutions and Fortis Bank (Nederland) N.V.
10.44	Amendment No. 1 to Loan and Aircraft Security Agreement dated as of December 9, 2004 between Fleet Capital Corporation and Willis Lease Finance Corporation.
11.1	Statement regarding computation of per share earnings.
21.1	Subsidiaries of the Company
23.1	Consent and Report of KPMG LLP, Independent Auditors on Schedule II.
31.1	Certification of Charles F. Willis, IV pursuant to Section 1350 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Monica J. Burke pursuant to Section 1350 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Portions of these exhibits have been omitted pursuant to a request for confidential treatment and the redacted material has been filed separately with the Commission.

(b) Reports on Form 8-K

(i) On November 9, 2004, the Company filed a Form 8-K disclosing under Item 2.02, "Results of the Operations and Financial Condition", Item 7.01, "Regulation FD Disclosure", and Item 9.01, "Financial Statements and Exhibits", its Press Release on Earnings for the quarter and nine months ended September 30, 2004.

(ii) On December 15, 2004, the Company filed a Form 8-K disclosing under Item 1.01, "Entry into a Material Definitive Agreement" and Item 2.03, "Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant" that it had amended its revolving credit agreement to reflect the increase in the facility from $138.5 million to $148.5 million.

(d) Financial Statements

Financial Statements are submitted as a separate section of this report beginning on page 26.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 18, 2005

Willis Lease Finance Corporation

By: /s/ CHARLES F. WILLIS, IV
Charles F. Willis, IV
Chairman of the Board, President, and
Chief Executive Officer

Dated:	Title	Signature
Date: March 18, 2005	Chief Executive Officer and Director (Principal Executive Officer)	/s/ CHARLES F. WILLIS, IV Charles F. Willis, IV
Date: March 18, 2005	Chief Financial Officer	/s/ MONICA J. BURKE Monica J. Burke
Date: March 18, 2005	Corporate Controller and Chief Accounting Officer	/s/ ANDREW STOKES Andrew Stokes
Date: March 18, 2005	Director	/s/ WILLIAM M. LEROY William M. LeRoy
Date: March 18, 2005	Director	/s/ GLENN L. HICKERSON Glenn L. Hickerson
Date: March 18, 2005	Director	/s/ W. WILLIAM COON, JR. W. William Coon, Jr.
Date: March 18, 2005	Director	/s/ GERARD LAVIEC Gerard Laviec

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Willis Lease Finance Corporation:

We have audited the accompanying consolidated balance sheets of Willis Lease Finance Corporation and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Willis Lease Finance Corporation and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP
San Francisco, California
March 18, 2005

WILLIS LEASE FINANCE CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands, except share data)

	December 31, 2004	December 31, 2003
ASSETS		
Cash and cash equivalents including restricted cash of $46,324 and $33,784 at December 31, 2004 and 2003, respectively	$ 51,864	$ 42,986
Equipment held for operating lease, less accumulated depreciation of $83,881 and $67,873 at December 31, 2004 and 2003, respectively	511,443	499,454
Net investment in direct finance lease	—	5,551
Operating lease related receivable, net of allowances of $400 and $440 at December 31, 2004 and 2003, respectively	1,630	2,095
Notes receivable	436	—
Investment	1,480	1,480
Assets under derivative instruments	1,398	7
Property, equipment & furnishings, less accumulated depreciation of $1,259 and $1,193 at December 31, 2004 and 2003, respectively	7,537	877
Other assets	9,670	7,572
Total assets	$ 585,458	$ 560,022
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$ 7,280	$ 5,753
Liabilities under derivative instruments	—	696
Deferred income taxes	27,530	25,283
Notes payable	369,840	362,395
Maintenance reserves	56,871	46,408
Security deposits	2,088	2,314
Unearned lease revenue	5,381	7,111
Total liabilities	468,990	449,960
Shareholders' equity:		
Preferred stock ($0.01 par value, 5,000,000 shares authorized; none outstanding)	—	—
Common stock, ($0.01 par value, 20,000,000 shares authorized; 8,998,365 and 8,846,805 shares issued and outstanding at December 31, 2004 and 2003, respectively)	90	88
Paid-in capital in excess of par	62,631	61,710
Accumulated other comprehensive gain/(loss), net of tax expense of $355 and tax benefit of $584 at December 31, 2004 and 2003, respectively	966	(660)
Retained earnings	52,781	48,924
Total shareholders' equity	116,468	110,062
Total liabilities and shareholders' equity	$ 585,458	$ 560,022

See accompanying notes to the consolidated financial statements.

WILLIS LEASE FINANCE CORPORATION
AND SUBSIDIARIES
Consolidated Statements of Income
(In thousands, except per share data)

	Years Ended December 31,		
	2004	2003	2002
REVENUE			
Lease revenue	$ 58,177	$ 56,977	$ 55,397
Gain on sale of leased equipment	3,085	2,372	482
Net gain on debt prepayment	—	—	4,073
Other income	677	520	—
Total revenue	61,939	59,869	59,952
EXPENSES			
Depreciation expense	23,198	21,686	19,449
Write-down of equipment	577	1,272	3,052
General and administrative	14,791	13,852	14,439
Total expenses	38,566	36,810	36,940
Earnings from operations	23,373	23,059	23,012
Interest expense	18,449	17,409	19,110
Interest income	(434)	(244)	(432)
Net interest and finance costs	18,015	17,165	18,678
Income before income taxes	5,358	5,894	4,334
Income tax expense	(1,501)	(1,717)	(738)
Net income	$ 3,857	$ 4,177	$ 3,596
Basic earnings per common share:	$ 0.43	$ 0.47	$ 0.41
Diluted earnings per common share:	$ 0.42	$ 0.47	$ 0.41
Average common shares outstanding	8,925	8,840	8,831
Diluted average common shares outstanding	9,276	8,888	8,851

See accompanying notes to the consolidated financial statements.

WILLIS LEASE FINANCE CORPORATION
AND SUBSIDIARIES
Consolidated Statements of Shareholders' Equity and Comprehensive Income
Years Ended December 31, 2004, 2003 and 2002
(In thousands)

	Issued and outstanding shares of common stock	Common Stock	Paid-in Capital in Excess of par	Accumulated Other Comprehensive Income/(Loss) (net)	Retained earnings	Total shareholders' equity
Balances at December 31, 2001 (as restated)	8,826	$ 88	$ 61,532	$ (1,815)	$ 41,151	$ 100,956
Net Income	—	—	—	—	3,596	3,596
Other comprehensive income						
Net gain on cashflow hedging instruments, net of tax of $131	—	—	—	239	—	239
Total comprehensive income						3,835
Shares issued under stock compensation plans	8	—	40	—	—	40
Tax benefit on disqualified dispositions of shares	—	—	74	—	—	74
Balances at December 31, 2002 (as restated)	8,834	88	61,646	(1,576)	44,747	104,905
Net Income	—	—	—	—	4,177	4,177
Other comprehensive income						
Net gain on cashflow hedging instruments, net of tax of $376	—	—	—	916	—	916
Total comprehensive income						5,093
Shares issued under stock compensation plans	13	—	61	—	—	61
Tax benefit on disqualified dispositions of shares	—	—	3	—	—	3
Balances at December 31, 2003	8,847	88	61,710	(660)	48,924	110,062
Net Income	—	—	—	—	3,857	3,857
Other comprehensive income						
Net gain on cashflow hedging instruments, net of tax of $939	—	—	—	1,626	—	1,626
Total comprehensive income						5,483
Shares issued under stock compensation plans	151	2	755	—	—	757
Tax benefit on disqualified dispositions of shares	—	—	166	—	—	166
Balances at December 31, 2004	8,998	$ 90	$ 62,631	$ 966	$ 52,781	$ 116,468

See accompanying notes to the consolidated financial statements.

WILLIS LEASE FINANCE CORPORATION
AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(In thousands)

	Years ended December 31,		
	2004	2003	2002
Cash flows from operating activities:			
Net income	$ 3,857	$ 4,177	$ 3,596
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation expense	23,198	21,686	19,449
Write-down of equipment	577	1,272	3,052
Amortization of loan discount	256	—	—
Allowances and provisions	(40)	141	200
Loss on derivative instruments	—	—	99
Gain on sale of leased equipment	(3,085)	(2,372)	(482)
Write-off of deferred costs	135	312	781
Changes in assets and liabilities:			
Receivables	505	1,144	(1,030)
Other assets	1,735	(205)	366
Accounts payable and accrued expenses	1,527	1,314	(686)
Deferred income taxes	1,474	1,707	729
Maintenance reserves	14,368	12,197	5,297
Security deposits	(226)	(26)	(8)
Unearned lease revenue	(1,620)	546	234
Net cash provided by operating activities	42,661	41,893	31,597
Cash flows from investing activities:			
Proceeds from sale of equipment held for operating lease (net of selling expenses)	19,007	20,386	16,400
Proceeds from principal payment of notes receivable	1,778	—	—
Proceeds from sale of property, plant & equipment	33	—	—
Purchase of equipment held for operating lease	(59,371)	(31,881)	(47,652)
Purchase of property, equipment and furnishings	(7,445)	(78)	(267)
Net principal payments received on direct finance lease	5,551	1,281	467
Net cash (used in)/provided by investing activities	(40,447)	(10,292)	(31,052)
Cash flows from financing activities:			
Proceeds from issuance of notes payable	58,633	68,376	66,378
Debt issuance cost	(1,282)	(363)	(2,457)
Purchase of derivative instruments	—	—	(789)
Proceeds from issuance of common stock	757	61	40
Principal payments on notes payable	(51,444)	(83,978)	(61,245)
Net cash (used in)/provided by financing activities	6,664	(15,904)	1,927
Increase in cash and cash equivalents and restricted cash	8,878	15,697	2,472
Cash and cash equivalents at beginning of period including restricted cash of $33,784, $24,486 and $20,351 at December 31, 2003, 2002 and 2001, respectively	42,986	27,289	24,817
Cash and cash equivalents at end of period including restricted cash of $46,324, $33,784 and $24,486 at December 31, 2004, 2003 and 2002, respectively	$ 51,864	$ 42,986	$ 27,289
Supplemental disclosures of cash flow information:			
Net cash paid for:			
Interest	$ 15,762	$ 14,933	$ 11,449
Income Taxes	$ 25	$ 29	$ 15

Supplemental disclosures of non-cash investing activities:

In 2003, a liability of $13,317 was incurred in connection with the Company's purchase of aircraft and engines.

See accompanying notes to the consolidated financial statements

Notes to Consolidated Financial Statements

(1) Organization and Summary of Significant Accounting Policies

(a) Organization

Willis Lease Finance Corporation ("Willis" or the "Company") is a provider of aviation services whose primary focus is on providing operating leases of aftermarket commercial aircraft engines and other aircraft-related equipment to air carriers, manufacturers and overhaul/repair facilities worldwide. Willis also engages in the selective purchase and resale of commercial aircraft engines.

T-11 Inc. (T-11), and WLFC-AC1 Inc. are wholly-owned consolidated subsidiaries of Willis. T-11 is a California corporation and WLFC-AC1 Inc., is incorporated in Delaware and were established to purchase, lease and resell commercial aircraft engines and parts.

WLFC (Ireland) Limited is a wholly-owned subsidiary of Willis. WLFC (Ireland) Limited was formed in 1998 to facilitate certain of Willis' international leasing activities.

During 2004, Terandon Leasing Corporation, T-2 Inc., T-4 Inc., T-5 Inc., T-7 Inc., T-8 Inc., T-10 Inc. and WLFC Engine Pooling Company were merged into their parent and dissolved.

Willis Engine Funding LLC ("WEF") is a wholly owned subsidiary of Willis. WEF is a Delaware limited liability company and was established in 2002 for the purpose of financing aircraft engines and is a special-purpose bankruptcy-remote entity. WLFC Funding (Ireland) Limited is a wholly-owned subsidiary of WEF and was established in 2001 to facilitate certain international leasing activities.

Management considers the continuing operations of the Company to operate in one reportable segment.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of Willis, WEF, WLFC-AC1 Inc., WLFC Funding (Ireland) Limited and WLFC (Ireland) Limited (together, the "Company"). All intercompany balances and transactions have been eliminated in consolidation.

(c) Revenue Recognition

Revenue from leasing of aircraft equipment is recognized as operating lease or finance lease revenue over the terms of the applicable lease agreements. Revenue is not recognized when cash collection is not reasonably assured.

(d) Equipment Held for Operating Lease

Aircraft assets held for operating lease are stated at cost, less accumulated depreciation. Certain costs incurred in connection with the acquisition of aircraft assets are capitalized as part of the cost of such assets. Major overhauls paid for by the Company, which add economic value, are capitalized and depreciated over the estimated remaining useful life of the equipment. Overhauls paid for from the accumulated maintenance reserves are not capitalized.

The Company generally depreciates engines on a straight-line basis over a 15 year period from the acquisition date to a 55% residual value. The Company believes that this methodology accurately reflects the Company's typical holding period for the assets and, that the residual value assumption reasonably approximates the selling price of the assets 15 years from date of acquisition.

For engines or aircraft that are unlikely to be repaired at the end of the current expected useful lives, the Company depreciates the engines or aircraft over their estimated lives to a residual value based on an estimate of the wholesale value of the parts after disassembly.

The spare parts packages owned by the Company are depreciated on a straight-line basis over an estimated useful life of 14 years to a 25% residual value.

The aircraft owned by the Company are depreciated on a straight-line basis over an estimated useful life of 13 to 20 years to a 15% to 17% residual value.

Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," (SFAS 144) requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and long-lived assets and certain identifiable intangibles to be disposed of generally be reported at the lower of carrying amount or fair value less cost to sell. Impairment is identified by comparison of undiscounted forecast cash flows, including estimated sales proceeds, over the life of the asset with the assets' book value. If the forecast undiscounted cash flows are less than the book value the asset is written down to its fair value. Fair value is determined by reference to independent appraisals, quoted market prices (e.g. an offer to purchase) and other factors considered relevant by Management. The Company conducts a formal annual review of the carrying value of long-lived assets. Such reviews resulted in impairment charges for engines and aircraft of $0.6 million, $1.3 million and $3.1 million (disclosed separately as "Write-down of equipment" in the Consolidated Statements of Income) in 2004, 2003 and 2002, respectively.

(e) Loan Commitment and Related Fees

To the extent that the Company is required to pay fees in order to secure debt, such fees are capitalized and amortized over the life of the related loan using the interest method.

(f) Maintenance and Repair Costs

Maintenance and repair costs under the Company's leases are generally the responsibility of the lessees. Under many of the Company's leases, lessees pay periodic use fees to the Company based on the usage of the asset. The Company records a Maintenance reserve liability in respect of the use fees collected. Upon the completion of approved maintenance of an asset, such fees are returned to the lessee up to the amount of the repair but not exceeding the use fees paid by the lessee. Under certain of the Company's leases, the lessee is not obligated to perform maintenance on the asset. At the end of the lease, any unreimbursed maintenance reserves are retained by the Company, and recognized as income upon sale of the related engine. Such amounts recognized were $0.9 million for the years ended December 31, 2004 and 2003.

(g) Interest Rate Hedging

The Company has entered into various hedge agreements to mitigate its exposure on its variable rate borrowings. The differential to be paid or received under the hedge agreements is charged or credited to interest expense.

The Company accounts for derivatives and hedging activities in accordance with SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" (as amended), and under these Statements the Company's interest rate swaps were designated as cash flow hedges. Cash flow hedges are recognized on the balance sheet at their fair value. The Company formally documents, at the contract's inception, all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all cash-flow hedges to liabilities on the balance sheet. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of the hedged items.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income, until earnings are affected by the variability in cash flows of the designated hedged item.

The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

During the year ended December 31, 2002, the Company recorded adjustments to Accumulated Other Comprehensive Income/(Loss) of $239,000 (net of tax of $131,000) for changes in fair value of effective cash flow hedges and charges of $0.1 million to interest expense for changes in fair value of ineffective cash flow hedges.

During the year ended December 31, 2003, the Company recorded adjustments to Accumulated Other Comprehensive Income/(Loss) of $0.9 million (net of tax of $0.4 million) for changes in fair value of effective cash flow hedges.

During the year ended December 31, 2004, the Company recorded adjustments to Accumulated Other Comprehensive Income/(Loss) of $1.6 million (net of tax expense of $0.9 million). Refer to Note 5 for further details.

(h) Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in the tax rates is recognized in income in the period that includes the enactment date.

(i) Property, Equipment and Furnishings

Property, equipment and furnishings are recorded at cost and depreciated by the straight-line method over the estimated useful lives of the related assets, which range from three to seven years. Leasehold improvements are recorded at cost and depreciated by the straight-line method over the lease term.

(j) Sale of Leased Equipment

The Company regularly sells equipment from its lease portfolio. This equipment may or may not be subject to a lease at the time of sale. The gain or loss on such sales is recognized as revenue and consists of proceeds associated with the sale less the net book value of the asset sold and any direct costs associated with the sale. To the extent that deposits or maintenance reserves associated with the engine are not included in the sale the Company includes such items in its calculation of gain or loss. The Company also engages in engine exchanges and where the cash element of the exchange exceeds 25% of the fair value of the transaction the exchange is treated as a monetary one and the gain or loss on sale is recognized.

(k) Cash and Cash Equivalents

The Company considers highly liquid investments readily convertible into known amounts of cash, with original maturities of 90 days or less, as cash equivalents. Certain bank accounts are subject to restrictions in connection with the Company's borrowings. Under the warehouse facility cash is collected in a restricted account, which is used to service the debt and any amounts remaining after debt service and defined expenses are distributed to the Company. Additionally, under this facility maintenance reserve payments and lease security deposits are accumulated in a restricted account and are not available for general use. Further, the Company must maintain a cash reserve equal to 2% of the outstanding warehouse debt at all times. The WLFC-AC1 credit facility has similar maintenance reserve and security deposit accounts restricted from general use. Maintenance reserve accounts are only available to meet the costs of specified engine maintenance or repair provisions and will usually be reimbursed to the lessee. In the event an engine is sold, accumulated maintenance reserves may then be available to the Company (see note 1(j) above). Security deposits are held until the end of the lease, at which time provided return conditions have been met, the deposit will be returned to the lessee. To the extent return conditions are not met, these deposits may be retained by the Company.

(l) Reclassifications

Certain items in the consolidated financial statements of prior years have been reclassified to conform to the current year's presentation.

(m) Management Estimates

These financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

The preparation of consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to residual values, estimated asset lives, bad debts, income taxes, contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes that the accounting policies on useful life of equipment, residual values and asset impairment are critical to the results of operations.

If the useful lives or residual values are lower than those estimated by the Company, upon sale of the asset a loss may be realized. Significant management judgment is required in the forecasting of future operating results, which are used in the preparation of projected undiscounted cash-flows and should different conditions prevail, material impairment write-downs may occur.

(n) Comprehensive Income

The Company reports changes in equity from all sources. For the years ended December 31, 2004, 2003 and 2002, comprehensive income includes net income and the net gain or loss on the change in fair value of cash flow hedges.

(o) Per share information

Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period. The computation of fully diluted earnings per share is similar to the computation of basic earnings per share, except for the inclusion of all potentially dilutive common shares. The reconciliation between basic common shares and fully diluted common shares is presented below:

	Years ended December 31,		
	2004	2003	2002
		(in thousands)	
Shares:			
Weighted average number of common shares outstanding	8,925	8,840	8,831
Potentially dilutive common shares	351	48	20
Total Shares	9,276	8,888	8,851
Potential common stock excluded as anti-dilutive in period	406	1,645	1,263

(p) Investment

The Company's investment is in a non-marketable security where management does not have significant influence and is recorded at cost. Management evaluates the investment for impairment quarterly. No adjustment to the carrying value was required during the periods presented.

(q) Stock Options

The Company accounts for its two stock based compensation plans (as described in Note 10) using the intrinsic value method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations, as allowed under SFAS No. 123, "Accounting for Stock Based Compensation" and SFAS No. 148, "Accounting for Stock Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123." APB 25 requires compensation expense to be recognized over the employee service period based on the excess, if any, of the quoted market price of the stock at the date the award is granted or other measurement date, as applicable, over an amount the employee must pay to acquire the stock. As a result no compensation expense has been recognized during the three years ended December 31, 2004.

Had compensation cost for the Company's two stock-based compensation plans been determined consistent with SFAS 148, the Company's net income and earnings per share would have been as follows:

	2004	2003	2002
Net income as reported	$ 3,857	$ 4,177	$ 3,596
Deduct: Total stock-based employees compensation expense determined under fair value based method for all awards, net of related tax effect	(748)	(651)	(929)
Proforma net income	$ 3,109	$ 3,526	$ 2,667
Basic earnings per common share as reported	$ 0.43	$ 0.47	$ 0.41
Basic earnings per common share pro forma	$ 0.35	$ 0.40	$ 0.30
Diluted earnings per common share as reported	$ 0.42	$ 0.47	$ 0.41
Diluted earnings per common share pro forma	$ 0.34	$ 0.40	$ 0.30

The fair value of the purchase rights under the Purchase Plan, the Plan is estimated using the Black-Scholes option pricing model.

The assumptions underlying the estimates derived using the Black-Scholes model are as follows:

	1996 Stock Option/ Stock Issuance Plan			Employee Stock Purchase Plan		
	2004	2003	2002	2004	2003	2002
Expected Dividend Yield	0.0%	0.0 %	0.0%	0.0 %	0.0%	0.0%
Risk-free Interest Rate	3.61%	2.89%	3.47%	1.84%	1.21%	3.94%
Expected Volatility	69.15%	72.07%	72.80%	69.59%	71.35%	72.80%
Expected Life (in years)	5.17	3.97	3.89	0.5 – 2.0	0.5 -1.0	0.5-2.0

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock plans have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock plans and the warrants.

(r) Initial Direct Costs associated with Leases

The Company accounts for the initial direct costs, including sales commission, incurred in obtaining a new lease by deferring and amortizing those costs over the term of the lease.

(2) Equipment Held For Lease and Net Investment in Direct Finance Lease

At December 31, 2004, the Company had 115 aircraft engines and related equipment with an aggregate original cost of $559.8 million, 3 spare parts packages with an aggregate original cost of $3.6 million and five aircraft with an aggregate original cost of $24.0 million and engine-related equipment with an aggregate original cost of $8.7 million, in its operating lease portfolio. At December 31, 2003, the Company had 119 aircraft engines and related equipment with an aggregate original cost of $534.0 million, 4 spare parts packages with an aggregate original cost of $10.4 million, seven aircraft with an aggregate original cost of $29.6 million and engine-related equipment with an aggregate original cost of $3.4 million in its operating and finance lease portfolio.

A majority of the Company's aircraft equipment is leased and operated internationally. All leases relating to this equipment are denominated and payable in U.S. dollars.

The Company leases its aircraft equipment to lessees domiciled in 9 geographic regions. The tables below set forth geographic information about the Company's leased aircraft equipment grouped by domicile of the lessee (which is not necessarily indicative of the asset's actual location):

Lease revenue	Years ended December 31, 2004	2003	2002
		(in thousands)	
Region			
United States	$ 8,094	$ 6,373	$ 9,067
Canada	238	1,042	1,041
Mexico	4,225	4,349	2,717
Australia/New Zealand	670	853	305
Europe	25,943	25,310	24,906
South America	8,452	7,576	6,322
Asia	4,889	5,540	6,312
Africa	1,064	1,373	418
Middle East	4,602	4,561	4,309
Totals	$ 58,177	$ 56,977	$ 55,397

Lease revenue less applicable depreciation, and interest:	Years ended December 31, 2004	2003	2002
		(in thousands)	
Region:			
United States	$ 2,284	$ 1,148	$ 3,071
Canada	216	914	488
Mexico	980	1,143	1,177
Australia/New Zealand	194	426	141
Europe	12,241	13,421	12,461
South America	3,852	4,111	3,257
Asia	2,313	2,736	2,978
Africa	571	775	135
Middle East	2,299	2,460	1,860
Off-lease and other	(4,552)	(4,682)	(8,097)
Totals	$ 20,398	$ 22,452	$ 17,471

Net book value of equipment held for operating lease:	As of December 31, 2004	2003	2002 (as restated)
		(in thousands)	
Region			
United States	$ 70,611	$ 48,575	$ 47,484
Canada	—	—	13,415
Mexico	38,387	37,025	26,776
Australia/New Zealand	—	10,470	18,103
Europe	170,088	195,887	179,230
South America	67,927	59,064	44,265
Asia	41,073	38,213	42,450
Africa	5,860	5,884	15,462
Middle East	38,024	38,475	34,173
Off-lease and other	79,473	65,861	74,040
Totals	$ 511,443	$ 499,454	$ 495,398

Included in "off-lease and other" is equipment that is held for disposal totaling approximately $5.5 million at December 31, 2004 and $7.0 million at December 31, 2003.

As of December 31, 2004 and 2003, the lease status of the equipment held for operating lease was as follows:

Lease Term	December 31, 2004 Net Book Value
	(in thousands)
Off-lease and other	$ 79,473
Month-to-month leases	35,252
Leases expiring 2005	180,261
Leases expiring 2006	79,046
Leases expiring 2007	32,988
Leases expiring 2008	29,008
Leases expiring 2009	6,418
Leases expiring thereafter	68,997
	$ 511,443

Lease Term	December 31, 2003 Net Book Value
	(in thousands)
Off lease and other	$ 65,861
Month-to-month leases	74,325
Leases expiring 2004	134,970
Leases expiring 2005	51,473
Leases expiring 2006	61,745
Leases expiring 2007	34,650
Leases expiring 2008	28,160
Leases expiring thereafter	48,270
	$ 499,454

The net investment in direct finance leases on December 31, 2004 and 2003 was as follows:

	2004	2003
	(in thousands)	
Minimum payments receivable	$ —	$ 714
Guaranteed residual value of leased assets	—	4,950
Unearned income	—	(113)
Net investment in finance lease	$ —	$ 5,551

The finance lease terminated during 2004.

As of December 31, 2004, minimum future payments under non-cancelable leases were as follows:

Year	(in thousands)
2005	$ 37,431
2006	22,483
2007	16,527
2008	12,258
2009	9,358
Thereafter	11,008
	$ 109,065

(3) Notes Receivable

At December 31, 2004, the Company had Notes Receivable of $0.4 million relating to the sale of two airframes in 2004. The notes are payable over two years at 6% per annum interest. The final payment is due July 2006.

(4) Notes Payable

Notes payable consisted of the following:

	As of December 31,	
	2004	2003
	(in thousands)	
Notes payable at a fixed interest rate of 8.63%. Secured by aircraft engines. The note matures in September 2006.	$ 2,291	$ 2,658
Note payable at a fixed interest rate of 6.95% secured by aircraft. The note matures in September 2005.	4,944	5,904
Class A notes payable of $194.4 million payable at a floating rate of interest based on commercial paper rates plus an average weighted spread of 2.26% and $21.6 million Class B notes payable at LIBOR plus an average weighted spread of 5.32%. The facility has a revolving period which ended in March 2005, followed by a 4-year amortization period. The Company has a guarantee to Class B Noteholders to a maximum of $21.6 million. The assets of the Issuer (WEF) and any associated Owner Trust are not available to satisfy the obligations of the Company or any of its affiliates.	216,000	219,000
Credit facility at a floating rate of interest of LIBOR plus 2.25% (2003, 1.75%). Secured by engines. The facility has a committed amount of $148.5 million (2003, $125.0 million), which revolves until May 2006 and matures in May 2007.	117,000	95,000
Note payable at a floating rate of LIBOR + 2.75%. The note had a maturity of December 2009 but was repaid in 2004.	—	415
Note payable at a floating rate of LIBOR + 2.05%. The note matures in June 2005. Secured by aircraft engines.	17,958	22,225
Note payable at a fixed interest rate of 7.75% secured by aircraft. The note matures in December 2006.	2,644	3,876
Note payable at a fixed interest rate of 6% secured by an aircraft engine. The note was repaid in 2004.	—	4,436
Note payable at fixed interest rate of 6% maturing in 2005. Secured by an engine.	2,592	—
Note payable at a floating rate of LIBOR + 1.78% maturing in 2011. Secured by an aircraft. A second tranche of $0.55 million was committed but unused as of December 31, 2004.	6,411	—
Note payable, with no interest rate, secured by aircraft, engines and related equipment. The note was repaid in 2004 (net of 6% imputed discount of $256).	—	8,881
Total notes payable	$ 369,840	$ 362,395

At December 31, 2004, 1-month LIBOR was approximately 2.4% and the Commercial Paper rate was approximately 2.21%. At December 31, 2003, the rates were 1.12% and 1.05%, respectively.

The fair value of the Company's long-term debt is estimated based on quoted market prices for the same or similar issues or on the rates offered to the Company for debt of the same remaining maturities. The fair value of the Company's debt is estimated by the Company to be $369.6 million at December 31, 2004.

Principal outstanding at December 31, 2004, is repayable as follows:

Year	(in thousands)
2005	$ 37,839
2006	16,430
2007	130,856
2008	14,511
2009	165,042
Thereafter	5,162
	$ 369,840

Certain of the debt instruments above also have covenant requirements such as a minimum tangible net worth and interest coverage. As of December 31, 2004, the Company was in compliance with all covenant requirements.

At December 31, 2004, the Company had a $148.5 million revolving credit facility to finance the acquisition of aircraft engines for lease as well as for general working capital purposes. As of December 31, 2004, $31.5 million was available under this facility. The facility matures in May 2007. The interest rate on this facility at December 31, 2004 was 1-month LIBOR plus 2.25%. Under the revolver facility, all subsidiaries except WLFC-AC1 and Willis Engine Funding LLC ("WEF") jointly and severally guarantee payment and performance of the terms of the loan agreement. The maximum guarantee is $148.5 million plus any accrued and unpaid interest, fees or reimbursements but is limited at any given time to the sum of the principal outstanding plus accrued interest and fees. The guaranty would be triggered by a default under the agreement.

At December 31, 2004, the Company had a fully drawn $216.0 million debt warehouse facility. A wholly-owned special purpose entity, WEF, was created in 2002 for the purpose of financing jet aircraft engines. The facility had a six-month revolving period which ended March 9, 2005, followed by a four-year amortization period, during which 90% of the net rents from the collateral are used to pay down principal, followed by a final balloon payment The facility's structure is designed to facilitate the issuance of public or private securitized notes. There is no assurance that a securitization can be completed or completed on terms that are favorable or acceptable to the Company. The Company will either renegotiate this facility with its lenders or the facility will go into its amortization period. The facility notes are divided into $194.4 million Class A notes and $21.6 million Class B notes. The Company has a guaranty to the Class B Noteholders determined by a formula in the debt agreement. The maximum amount of the guaranty at December 31, 2004 is $21.6 million. If WEF defaults on its obligations, the full amount of the Class B notes outstanding (together with any accrued interest and fees) is due and payable immediately. The governing documents of the warehouse facility and the WEF operating agreement require that the assets of WEF and any associated Owner Trust are not available to satisfy the obligations of the Company or any of its affiliates. WEF is consolidated for financial statement presentation purposes. At December 31, 2004, interest on the Class A notes is a commercial paper rate plus a weighted average spread of approximately 2.26% and interest on the Class B Notes is 1-month LIBOR plus a weighted average spread of 5.32%.

At December 31, 2004, the Company had warehouse and revolving credit facilities totaling $364.5 million compared to $344.0 million at December 31, 2003. At December 31, 2004 and 2003, respectively, $31.5 million and $30.0 million was available under these combined facilities.

At December 31, 2004, the Company had an $18.0 million term loan facility available to a wholly-owned consolidated subsidiary of the Company, WLFC-AC1, for the financing of jet aircraft engines sold by the Company to such subsidiary. The facility is a five-year term loan with final maturity of June 29, 2005. The interest rate is 1-month LIBOR plus 2.05%. This facility is fully drawn. The Company guarantees the obligations of WLFC-AC1 under the terms of this facility.

(5) Derivative Instruments

The Company holds a number of interest rate hedges to mitigate its exposure to changes in interest rates, in particular LIBOR, as 97% of the Company's borrowings are at variable rates. In addition, WEF is required under its credit agreement to hedge a portion of its borrowings. These hedges have been documented and designated as cash flow hedges under SFAS 133 "Accounting for Derivative Instruments and Hedging Activities" (as amended). At December 31, 2004, the Company was a party to interest rate swap agreements with notional outstanding amounts of $100.0 million, remaining terms of between 27 and 37 months and fixed rates of between 2.52% and 3.45%. The fair value of these swaps at December 31, 2004, was positive $1.4 million and represented the estimated amount the Company would receive if it terminated the swaps. The Company purchased a number of forward-commencing interest rate caps, documented and designated as cash flow hedges, during the second quarter of 2002. These caps have notional amounts of $60.0 million, with 3 year terms, and effective dates commencing in 2003 and rates capped at 5.5%. At December 31, 2004, the estimated fair value of the caps was zero.

Under the swap contracts, the difference between the index and the fixed rate that is paid or received by the Company is charged or credited to interest expense.

The Company uses an external provider to ascertain the fair value of the hedges and assess the effectiveness of the hedges during the period. Valuation of the hedges requires certain assumptions for underlying variables and the use of different assumptions would result in a different valuation. Management believes it has applied assumptions consistently during the period and has not changed its method of valuation or assessment of effectiveness during the period.

The Company reviews the effectiveness of its interest rate hedges on a quarterly basis and adjusts the fair value of the interest rate hedges through either Accumulated Other Comprehensive Income/(Loss) and/or earnings for the period. For the year ended December 31, 2004, the change in fair value of the interest rate hedges recorded to Accumulated Other Comprehensive Income/(Loss) was a gain of $1.6 million (net of tax expense of $0.9 million). For the year ended December 31, 2003, the change in fair value of the interest rate hedges recorded to Accumulated Other Comprehensive Income/(Loss) was a gain of $0.9 million (net of tax expense of $0.4 million). Interest expense for the years ended December 31, 2004 and 2003, was increased due to the Company's interest rate hedges by approximately $1.6 million and $2.3 million, respectively. A reclassification into earnings from Accumulated Other Comprehensive Income/(Loss) may occur if the Company changes the terms of its debt such that the terms of the hedges no longer match or the hedges are terminated ahead of their maturity. The Company has no plans to undertake such transactions and accordingly, does not expect any reclassification into earnings within the next 12 months. Based on the implied forward rate for LIBOR at December 31, 2004, the Company anticipates that interest expense will be decreased by approximately $0.2 million for the year ending December 31, 2005.

(6) Income Taxes

The components of income tax for the years ended December 31, 2004, 2003 and 2002, included in the accompanying consolidated statements of income were as follows:

	Federal	State (in thousands)	Total
December 31, 2004			
Current	$ —	$ 23	$ 23
Deferred	902	410	1,312
Charges in Lieu of Tax	145	21	166
	$ 1,047	$ 454	$ 1,501
December 31, 2003			
Current	$ —	$ 10	$ 10
Deferred	1,184	519	1,703
Charges in Lieu of Tax	3	1	4
	$ 1,187	$ 530	$ 1,717
December 31, 2002			
Current	$ —	$ 13	$ 13
Deferred	988	(337)	651
Charges in Lieu of Tax	86	(12)	74
	$ 1,074	$ (336)	$ 738

The following is a reconciliation of the federal income tax expense at the statutory rate of 34% to the effective income tax expense on continuing operations:

	Years ended December 31, 2004		2003 (in thousands and % of pre-tax income)		2002	
	$	%	$	%	$	%
Statutory federal income tax expense	1,822	34	2,004	34	1,474	34
State taxes, net of federal benefit	307	6	350	6	(222)	(5)
Extraterritorial income exclusion	(671)	(13)	(661)	(11)	(533)	(12)
Other	43	1	24	—	19	—
Effective income tax expense	1,501	28	1,717	29	738	17

In 2004, 2003, and 2002, the Company determined that a number of assets and their associated leases qualify for exclusion from federal taxable income under the Extraterritorial Income Exclusion rules, resulting in a reduction in the federal effective tax rate.

In 2002, the Company changed its estimated apportionment of income attributable to California, due to a change in the composition of the Company's revenue, resulting in an income tax benefit of $0.6 million. In addition, the Company has provided for a gross valuation allowance of $0.1 million relating to California net operating losses expiring in 2006 where management believes realizing the benefit of the loss carry-forward is not assured, and included in state taxes in the table above.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below:

	As of December 31,	
	2004	2003
	(in thousands)	
Deferred tax assets:		
Charitable contribution	$ 83	$ 67
Unearned lease revenue	1,968	2,411
State Taxes	8	9
Reserves and allowances	309	161
Alternative minimum tax credit	335	335
Net operating loss carry forward	37,789	30,410
Total gross deferred tax assets	40,492	33,393
Less valuation allowances	(115)	(115)
Net deferred tax assets	40,377	33,278
Deferred tax liabilities:		
Depreciation on aircraft engines and equipment	(67,552)	(59,145)
	(27,175)	(25,867)
Deferred tax (liability)/asset related to unrealized (gain)/loss on derivative instruments	(355)	584
Net deferred tax liability	$ (27,530)	$ (25,283)

As of December 31, 2004, the Company had net operating loss carry forwards of approximately $108.2 million for federal tax purposes and $17.0 million for state tax purposes. The federal net operating loss carry forwards will expire at various times from 2019 to 2024 and the state net operating loss carry forwards will expire at various times from 2006 to 2014. However, in 2002, the Company provided for a valuation allowance against California net operating losses (NOLs) totaling $2.0 million that expire in 2006 and realization is not assured. Net operating losses can be used as a deduction against future income arising from the U.S. consolidated filing group. As of December 31, 2004, the Company also had alternative minimum tax credits of approximately $0.3 million for federal income tax purposes which have no expiration date and which should be available to offset future alternative minimum tax liabilities. Management believes that no valuation allowance is required on deferred tax assets, other than the California NOL as stated, as it is more likely than not that all amounts are recoverable through future taxable income.

(7) Risk Management Issues

Risk Concentrations

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash deposits, receivables and non-payment of maintenance reserves due at lease end.

The Company places its cash deposits with financial institutions and other creditworthy issuers and limits the amount of credit exposure to any one party. Concentrations of credit risk with respect to lease receivables are limited due to the large number of customers comprising the Company's customer base, and their dispersion across different geographic areas. Some lessees are required to make payments for maintenance reserves at the end of the lease however, risk is considered limited due to the number of these lessees which have this provision in the lease.

Interest Rate Risk Management

To mitigate exposure to interest rate changes, the Company has entered into interest rate swap and cap agreements. As of December 31, 2004, such swap agreements had notional outstanding amounts of $100.0 million, average remaining terms of between 27 and 37 months and average fixed rates of between 2.52% and 3.45%. Caps had notional amounts of $60.0 million, effective dates commencing in 2003, with remaining terms of between three and four months and rates capped at 5.5%

As a result of these hedge arrangements, interest expense was increased in 2004 and 2003 by $1.6 million and $2.3 million. For further information see Note 1(g) and Note 5.

(8) Commitments, Contingencies, Guarantees and Indemnities

The Company has three leases for its office space. The annual lease rental commitment for the Sausalito office for 2005 is approximately $352,000 and the lease expires on December 31, 2005 but has two one-year renewal options. The Company has given notice that it may exercise its options to extend the lease for at least one further year. The remaining lease rental commitment, for premises for the San Diego operation, is approximately $64,000 plus expenses and the lease expires on October 31, 2005. The lease for premises in Shanghai, China expires in June 2005 and the remaining lease commitment is approximately $25,000.

The Company has a number of guaranties in respect of its credit facilities. Refer to Note 4 for a full description of the nature and terms of these guaranties. Additionally, the Company generally indemnifies the purchaser of its equipment against any taxes arising from the sale of the equipment (except taxes incurred by the purchaser). The amount of the indemnification is not determinable and the Company has not had to make any payments under such indemnifications.

The Company has commitments to purchase, during 2005, engines and other engine-related equipment totaling $18.2 million.

In July 2004, one of the Company's engines (with a net investment of $1.9 million) was damaged while on lease to a customer. The Company does not believe that a loss will be incurred; however, no assurance can be given on the eventual outcome.

(9) Investments

In July 1999, the Company entered into an agreement to participate in a joint venture formed as a limited company — Sichuan Snecma Aero-engine Maintenance Co. Ltd. (Sichuan Snecma). The Company's investment is 7% in the venture. Sichuan Snecma focuses on providing maintenance services for CFM56 series engines and is located in Chengdu, China. Other participants in the joint venture are Air China International Company and Snecma Services. As of the year ended December 31, 2004, $1.5 million has been contributed. This investment is recorded at cost.

(10) Employee Benefit Plans

Employee Stock Purchase Plan

The Company has a 1996 Employee Stock Purchase Plan (the "Purchase Plan") under which 175,000 shares of common stock have been reserved for issuance. This plan was effective in September 1996. Eligible employees may designate not more than 10% of their cash compensation to be deducted each pay period for the purchase of common stock under the Purchase Plan, and participants may purchase not more than 1,000 shares or $25,000 of common stock in any one calendar year. Each January 31 and July 31 shares of common stock are purchased with the employees' payroll deductions from the immediately preceding six months at a price per share of 85% of the lesser of the market price of the common stock on the purchase date or the market price of the common stock on the date of entry into an offering period. In fiscal 2004 and 2003, 11,262 and 9,077 shares of common stock, respectively were issued under the Purchase Plan.

The weighted average per share fair value of the employee's purchase rights under the Purchase Plan for the rights granted in 2004 and 2003 were $2.23 and $1.87, respectively.

1996 Stock Option/Stock Issuance Plan

In June 1996, the Board of Directors approved the 1996 Stock Option/Stock Issuance Plan (the "Plan"). The Plan was amended by the Stockholders and restated in May 2003, to provide for an increase in the number of shares reserved for issuance under the Plan from 2,525,000 shares to 3,025,000 shares. The plan includes a Discretionary Option Grant Program, a Stock Issuance Program and an Automatic Option Grant Program for eligible non-employee Board members. The stock options vest over a period determined by the Plan Administrator (usually 4 years), have a life of up to 10 years and the exercise price on grant is equal to the market value of the shares on that date.

A summary of the activity under the plan is as follows:

	Options Outstanding			
	Options Available for Grant	Options	Weighted Average Exercise Price	Weighted Average Fair Value
Balances at December 31, 2001	946,521	1,274,506	$ 7.67	
Options Granted	(317,542)	317,542	4.67	$ 2.63
Options Canceled	54,636	(54,636)	5.37	
Balances at December 31, 2002	683,615	1,537,412	$ 7.13	
Additional Options Made Available	500,000	—	—	
Options Granted	(447,210)	447,210	4.91	$ 2.84
Options Exercised	—	(3,750)	5.54	
Options Canceled	68,222	(68,222)	9.85	
Balance as of December 31, 2003	804,627	1,912,650	$ 6.52	
Options Granted	(25,817)	25,817	5.33	
Options Exercised	—	(140,298)	5.01	$ 5.91
Options Canceled	33,449	(33,449)	7.44	
Balance as of December 31, 2004	812,259	1,764,720	$ 6.61	

A summary of the outstanding, exercisable options and their weighted average exercise prices is as follows:

	Options	Weighted Average Exercise Price
At December 31, 2002	822,367	$ 8.63
At December 31, 2003	1,062,934	$ 7.63
At December 31, 2004	1,258,711	$ 7.19

The following table summarizes information concerning outstanding and exercisable options at December 31, 2004:

	Options Outstanding			Options Exercisable	
Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
From $1.30 to $5.01	709,076	7.47	$ 4.58	387,364	$ 4.29
From $5.07 to $6.05	620,157	5.81	5.43	448,780	5.48
From $6.50 to $22.12	435,487	4.87	11.58	422,567	11.67
From $1.30 to $22.12	1,764,720	6.25	$ 6.61	1,258,711	$ 7.19

Employee 401(k) Plan

The Company adopted The Willis 401(k) Plan (the "401(k) Plan") effective as of January 1997. The 401(k) Plan provides for deferred compensation as described in Section 401(k) of the Internal Revenue Code. The 401(k) Plan is a contributory plan available to all full-time and part-time employees of the Company in the United States. In 2004, employees who participated in the 401(k) Plan could elect to defer and contribute to the 401(k) Plan up to 20% of pretax salary or wages up to $13,000 (or $16,000 for employees at least 50 years of age). The Company matches employee contributions up to 50% of 8% of the employee's salary which totaled $158,000 in 2004, $129,000 in 2003 and $94,000 in 2002.

(11) Quarterly Consolidated Financial Information (Unaudited)

The following is a summary of the unaudited quarterly results of operations for the years ended December 31, 2004, 2003 and 2002 (in thousands, except per share data).

Fiscal 2004	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full Year
Total Revenue	$ 15,086	$ 15,057	$ 14,684	$ 17,112	$ 61,939
Net income	969	915	508	1,465	3,857
Basic earnings per common share Net income	$ 0.11	$ 0.10	$ 0.06	$ 0.16	$ 0.43
Diluted earnings per common share Net income	$ 0.11	$ 0.10	$ 0.05	$ 0.16	$ 0.42
Average common shares outstanding	8,856	8,908	8,959	8,975	8,925
Diluted average common shares outstanding	9,161	9,315	9,297	9,330	9,276

Fiscal 2003	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full Year
Total Revenue	$ 14,042	$ 15,612	$ 14,185	$ 16,030	$ 59,869
Net income	842	1,152	745	1,438	4,177
Basic earnings per common share Net income	0.10	0.13	0.08	0.16	0.47
Diluted earnings per common share Net income	0.09	0.13	0.08	0.16	0.47
Average common shares outstanding	8,836	8,838	8,841	8,844	8,840
Diluted average common shares outstanding	8,875	8,874	8,889	8,960	8,888

Fiscal 2002	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full Year
Total Revenue	$ 14,352	$ 13,408	$ 14,005	$ 18,187	$ 59,952
Net income	966	577	33	2,020	3,596
Basic earnings per common share Net income	0.11	0.07	0.00	0.23	0.41
Diluted earnings per common share Net income	0.11	0.07	0.00	0.23	0.41
Average common shares outstanding	8,828	8,830	8,832	8,834	8,831
Diluted average common shares outstanding	8,854	8,852	8,841	8,857	8,851

(12) Related Party and Similar Transactions

The Company occasionally sells engines to and purchases materials from avioserv, the successor to a former subsidiary of the Company and a current subsidiary of T Group America. T Group America is owned by T Group (f/k/a SR Technics Group), an entity that is related to FlightTechnics LLC, which holds 14% of the Company's common stock. The Company also leases office space from avioserv with the lease term expiring October 31, 2005. During the year ended December 31, 2004, the Company sold one engine to avioserv. W. William Coon, Jr., a director of the Company, is a director of Flight Technics, LLC and T Group America. He is also Chairman of the Board of Directors of avioserv.

Effective September 13, 2002, the Company entered into a consulting agreement with Hans Jorg Hunziker, a former executive of Flightlease AG, a wholly-owned subsidiary of SAir Group. Mr. Hunziker is a former Director of the Company having resigned from the Board on July 1, 2003. The agreement was for a one-year term ending September 13, 2003, and thereafter extended until January 2004 when it was terminated. Mr. Hunziker was to provide strategic advice and investigation into additional sources of capital in Europe.

Gavarnie Holding, LLC, a Delaware Limited Liability Company ("Gavarnie") owned by Charles F. Willis, IV, purchased the stock of Aloha IslandAir, Inc., a Delaware Corporation, ("IslandAir") from Aloha AirGroup, Inc. ("Aloha") on May 11, 2004. Charles F. Willis, IV is the President, CEO and Chairman of the Board of Directors of the Company and owns approximately 34% of the Company's stock as of December 31, 2004. IslandAir leases five DeHaviland DHC-8-100 aircraft from the Company, under non-cancelable leases which generate lease revenue of approximately $2.5 million per year and have a net book value of $16.0 million, for remaining periods of between two and four years. Island Air's obligations under four of these leases are guaranteed by Aloha. However, Aloha has recently filed for reorganization under Chapter 11 of the Bankruptcy Code and the Company expects Aloha's obligations under the guarantees to be discharged in this proceeding. Gavarnie is required to indemnify Aloha if a claim is made against Aloha in respect of its guaranties of Island Air's leases from the Company.

The Company entered into a Consignment Agreement dated April 30, 2004 with Avsets.com, Inc. to sell parts from a disassembled engine. J.T. Power LLC ("J.T. Power") has agreed to market these parts on behalf of Avsets.com, Inc. and also shares office space with Avsets.com, Inc. J.T. Power is an entity whose majority shareholder, Austin Willis, is the son of the President and Chief Executive Officer of the Company, and directly and indirectly, a shareholder of the Company. The book value of the parts consigned to Avsets.com is approximately $19,000.

(13) Restatement

The Company has restated its Consolidated Financial Statements for the year ended December 31, 2000 as a result of an accounting error, discovered during the second quarter of 2003, in calculating the cost of goods sold of an inventory item disposed of in 2000. As a result of the error, income from discontinued operations, net income and retained earnings for the year ended December 31, 2000, have been reduced by $625,000 (net of tax benefit of $375,000). Equipment held for operating lease and deferred income taxes were reduced by $1.0 million and $375,000, respectively. The restatement also affects retained earnings, equipment held for operating lease and deferred income taxes by the same amounts at December 31, 2001 and 2002. There is no effect on operating, finance or investing cash flows for any period.

Schedule II
Valuation Accounts

Willis Lease Finance Corporation
Valuation Accounts
(in thousands)

	Balance at Beginning of period	Additions Charged to Expense	Recoveries	Deductions	Balance at End of Period
December 31, 2002					
Accounts receivable, allowance for doubtful accounts	$ 175	$ 200	$ —	$ (76)	$ 299
December 31, 2003					
Accounts receivable, allowance for doubtful accounts	299	112	53	(24)	440
December 31, 2004					
Accounts receivable, allowance for doubtful accounts	440	—	17	(57)	400

Exhibit 11.1

WILLIS LEASE FINANCE CORPORATION AND SUBSIDIARIES

Computation of Earnings Per Share

	Year ended December 31,		
	2004	2003	2002
Basic			
Net income	$ 3,857	$ 4,177	$ 3,596
Shares:			
Average common shares outstanding	8,925	8,840	8,831
Basic earnings per common share	$ 0.43	$ 0.47	$ 0.41
Assuming full dilution			
Net income	$ 3,857	$ 4,177	$ 3,596
Shares:			
Average common shares outstanding	8,925	8,840	8,831
Potentially dilutive common shares outstanding	351	48	20
Diluted average common shares outstanding	9,276	8,888	8,851
Diluted earnings per common share	$ 0.42	$ 0.47	$ 0.41

Supplemental information:
The difference between average common shares outstanding to calculate basic and assuming full dilution is due to options outstanding under the 1996 Stock Options/Stock Issuance Plan and additionally in 2002, warrants issued in conjunction with the initial public offering.

Exhibit 21.1

Willis Lease Finance Corporation

List of Subsidiaries

Subsidiary	State or Jurisdiction of Incorporation
T-11 Inc.	California
Willis Engine Funding LLC	Delaware
WLFC (Ireland) Limited	Rep. of Ireland
WLFC-AC1, Inc.	Delaware
WLFC Funding (Ireland) Limited	Rep. of Ireland

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Willis Lease Finance Corporation:

Under date of March 18, 2005, we reported on the consolidated balance sheets of Willis Lease Finance Corporation and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2004, which are included in the Form 10-K. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule II, Valuation Accounts, in Form 10-K. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We consent to the incorporation by reference in the registration statements (No. 333-15343, 333-48258, 333-63830, and 333-109140) on Form S-8 of Willis Lease Finance Corporation of our report dated March 18, 2005, with respect to the consolidated balance sheets of Willis Lease Finance Corporation as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004, and the related financial statement schedule, which report appears in the December 31, 2004, annual report on Form 10-K of Willis Lease Finance Corporation.

KPMG LLP
San Francisco, California
March 18, 2005

Exhibit 31.1

CERTIFICATIONS

I, Charles F. Willis IV, certify that:

1. I have reviewed this annual report on Form 10-K of Willis Lease Finance Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based such evaluations; and

c) disclosed in this report any change in the registrant's internal controls that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal controls; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

Date: March 18, 2005

/s/ Charles F. Willis, IV
Charles F. Willis, IV
Chief Executive Officer
President

Exhibit 31.2

CERTIFICATIONS

I, Monica J. Burke, certify that:

1. I have reviewed this annual report on Form 10-K of Willis Lease Finance Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based such evaluations; and

c) disclosed in this report any change in the registrant's internal controls that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal controls; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

Date: March 18, 2005

/s/ Monica J. Burke
Monica J. Burke
Chief Financial Officer
Executive Vice President

Exhibit 32

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Each of the undersigned hereby certifies, in his or her capacity as an officer of Willis Lease Finance Corporation (the "Company"), for purposes of 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his or her knowledge:

- the Annual Report of the Company on Form 10-K for the year ended December 31, 2004 fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

- the information contained in such report fairly presents, in all material respects, the financial condition and results of operation of the Company.

Dated: March 18, 2005

/s/ Charles F. Willis IV

President and Chief Executive Officer

/s/ Monica J. Burke

Chief Financial Officer and Executive Vice President

Corporate Executive Offices

2320 Marinship Way, Suite 300
Sausalito, California 94965
415.275.5100 tel
415.331.0607 fax
www.willislease.com

Independent Registered Public Accountants

KPMG LLP
San Francisco, California

Transfer Agent and Registrar

American Stock Transfer
& Trust Company
59 Maiden Lane
New York, New York 10038
800.937.5449 tel

Investor Relations Counsel

The Cereghino Group
5333 15th Avenue South, Suite 1500
Seattle, Washington 98108
206.762.0993

Form 10-K, 10-Q, and Press Releases

Form 10-K has been filed with the Securities and Exchange Commission. Copies of the 10-K, 10-Q and press releases may be obtained from the investor relations area of our web site, www.willislease.com, or by contacting our corporate offices. Press releases are also available at The Cereghino Group web site, www.stockvalues.com.

Stock Exchange Listing

Willis Lease Finance Corporation is listed on the Nasdaq National Market System under the symbol: WLFC.

Annual Meeting

The Annual Meeting of stockholders will be held on May 19, 2005 at 2:00 p.m. at the Company's headquarters at 2320 Marinship Way, Suite 300, Sausalito, CA 94965. All stockholders are cordially invited to attend.

Stock Information

	2004		2003	
	High	Low	High	Low
Q1	**$8.97**	**$6.43**	$5.74	$4.23
Q2	**9.40**	**8.00**	5.64	4.15
Q3	**8.99**	**6.59**	5.79	4.75
Q4	**9.00**	**7.50**	7.62	5.38

Board of Directors

W. William Coon, Jr.
Chairman, avioserv;
Director, Flight Technics LLC
and T Group America

Glenn L. Hickerson
Chairman,
GATX Air Advisory Board

Gérard Laviec
former President and
Chief Executive Officer,
CFM International;
former Chairman,
Shannon Engine Support

William M. LeRoy
Partner,
BDO Seidman, LLP

Charles F. Willis, IV
President and
Chief Executive Officer

Executive Team



Charles F. Willis, IV
President and
Chief Executive Officer



Donald A. Nunemaker
Executive Vice President
Chief Operating Officer



Monica J. Burke
Executive Vice President
Chief Financial Officer



Thomas E. MacAleavey
Senior Vice President
Sales and Marketing



Judith M. Webber
Vice President
Technical Services



Thomas C. Nord
Senior Vice President
and General Counsel

WillisLeaseFinanceCorporation


Willis Lease
Power to Spare – Worldwide℠

2320 Marinship Way, Suite 300, Sausalito, California 94965 ∘ Tel: 415.275.5100 ∘ Fax: 415.331.0607 ∘ Web: www.willislease.com